ACT ICA: §§ 2(a)(3), 2(a)(9), 12(d)(1)(A)(i), 21(b) and Rule 2a-7

SECTION SEA: §§ 10(b), 14(e), Reg. 14E, Rule 10b-5; SA: Rule 144A

RULE

PUBLIC AVAILABILITY 7-29-2009

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

July 29, 2009
Our Ref. No. 2008811111
UBS AG
File No. 132-3

RESPONSE OF THE OFFICE OF MERGERS AND ACQUISITIONS
DIVISION OF CORPORATION FINANCE

Your letter dated July 28, 2009 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") against: (1) UBS AG or entities controlled by UBS AG (together, "UBS," and individually "UBS entity"); (2) certain trusts that will rely on the exclusion from the definition of investment company in section 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act," and the trusts, "Trusts") to be formed to acquire and own auction rate preferred stock ("ARP") issued by certain registered closed-end investment companies ("Funds"); (3) any Fund (with respect to UBS or the Trusts); or (4) any holder of instruments that are similar to floating rate notes ("Floaters") issued by the Trusts ("Holder"), under provisions of the 1940 Act and the rules thereunder applicable to a Fund, an affiliated person of a Fund or an affiliated person of an affiliated person of a Fund ("Affiliate Restrictions")[1] that would be triggered solely by the acquisition and ownership of the ARP by UBS or the Trusts pursuant to the structure described in your letter. You also request our assurance that we would not recommend enforcement action to the Commission under section 12(d)(1)(A)(i) of the 1940 Act against UBS, the Trusts or a Holder if the Trusts acquire the ARP as described in your letter.

In addition, your letter requests that we concur with your view that the Floaters would constitute an eligible security for purposes of rule 2a-7 under the 1940 Act if a UBS entity acts as liquidity provider to the Trusts ("Liquidity Provider") with respect to the Floaters.

Finally, you request our assurance that we would not recommend enforcement action to the Commission against UBS, the Trusts, or the Liquidity Provider if the Liquidity Provider's offers to purchases Floaters are made without complying with regulation 14E under the Securities Exchange Act of 1934 ("Exchange Act").

1 For purposes of your request, "Affiliate Restrictions" include section 21(b) of the 1940 Act.

[redacted]

09005318

Background

Beginning in mid-February 2008, the market for auction rate securities experienced unprecedented and widespread failure resulting in a loss of liquidity for the vast majority of investors in those instruments. In December 2008, UBS entered into settlement agreements with the Commission and certain state regulators relating to the marketing and sale of auction rate securities by certain UBS entities.[2] In accordance with the terms of the settlements, UBS is required to offer to purchase auction rate securities, including the ARP currently held by certain UBS customers and clients (together, "clients"), at par plus accrued and unpaid interest or dividends.

You state that, in connection with the settlements, UBS proposes, through one or more UBS entities, using available funds, to acquire the ARP issued by the Funds and held by certain clients of UBS in UBS accounts. You state that UBS proposes to refinance its purchase of the ARP by selling the acquired ARP to the Trusts, which will be formed with UBS' involvement. The Trusts, in turn, will issue (1) for cash, multiple series of Floaters to registered investment companies that hold themselves out as money market funds in reliance on rule 2a-7 under the 1940 Act ("Money Market Funds") and other qualified investors, and (2) residual securities ("Residuals") to a UBS entity (the Floaters and Residuals together, the "Trust Securities"). You state that the Trusts, as beneficial owners of the ARP, would be entitled to receive dividends on the ARP and will use the dividends to make distributions payable on the Trust Securities to the Holders and to pay the fees and expenses incurred by the Trusts.

You state that the Floaters will pay cash distributions every seven or 28 days, at a distribution rate established through a remarketing mechanism. Under normal circumstances, the distribution rate in each remarketing will be set as the lowest rate that would result in a sale of all Floaters tendered for remarketing at a price equal to par plus accrued and unpaid distributions. You state that the distribution rate on Floaters set in each remarketing will be subject to a maximum rate ("Maximum Floater Rate").[3] Each distribution will be capped at each distribution date by the relevant Trust's net income during the relevant period.[4]

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2 *See Securities and Exchange Commission v. UBS Securities LLC and UBS Financial Services Inc.*, Litigation Release No. 20824 (Dec. 11, 2008), available at http://www.sec.gov/litigation/litreleases/2008/lr20824.htm.

3 You state that the Maximum Floater Rate will automatically adjust over time and will be that rate which, if such rate continued in effect until the next payment date, after taking into account all unpaid Floater distributions accrued through the end of such period, would result in distributions on the outstanding Floaters equal to the lesser of (1) the tax-exempt and long-term capital gains income that the relevant Trust is estimated to accrue during such period, and (2) the net income that the relevant Trust is estimated to accrue during such period.

4 You state that net income for any Trust is calculated after payment of fees and expenses payable by that Trust. You also state that, under this arrangement, if a Trust's net income is insufficient to cover distributions that would otherwise be payable on a distribution date, the amount not paid will nonetheless carry over as accrued and unpaid distributions

You state that a UBS entity, UBS AG, Cayman Islands Branch, currently is expected to serve as Liquidity Provider. You state that UBS may designate one or more different or additional entities that may or may not be UBS entities, to act as Liquidity Provider(s). You state that each Trust will enter into an agreement ("Liquidity Agreement") with a Liquidity Provider under which the Liquidity Provider will be required to purchase Floaters that any Holder seeks to sell that are not sold in a remarketing if for any reason the Floaters are not sold in that remarketing ("Liquidity Facility").[5] Holders will have the right to tender some or all of their Floaters at the end of each distribution period (which will not exceed 30 days) for purchase at a price equal to par plus accrued and unpaid distributions in remarketings that generally will occur every seven or 28 days. If the tendered Floaters are not sold in a remarketing for any reason, the Liquidity Provider will receive notice of the amount of Floaters that it must purchase under the Liquidity Agreement. Holders who tendered their Floaters and whose Floaters were not successfully remarketed will receive the purchase price of their Floaters (par plus accrued and unpaid distributions, if any) from the Liquidity Provider. You state that a Liquidity Provider will not have the ability to influence the distribution rate set in a remarketing of Floaters, the duration of a distribution period for a remarketing of Floaters, or whether Floaters will be sold in any remarketing in which a Holder has tendered its Floaters. You state that the Trusts will pay the Liquidity Provider a fee for providing liquidity services based on the market rate.

You contend that the proposed structure will improve the efficiency of the market for the ARP and is intended to provide an interim solution for UBS clients. You explain that, pursuant to the requirements under the Internal Revenue Code with which the Trusts will comply, a Trust must offer to sell all of the ARP that the Trust holds as soon as auctions or remarketings for those securities begin to succeed.[6] You state that the Trusts also are obligated to sell the ARP to UBS (or to any third party) if UBS (or such third party) offers to purchase the ARP from the Trusts at par plus accrued and unpaid distributions. You explain that as a Trust sells the ARP it holds in cleared auctions or remarketings or to UBS (or a third party) or as ARP are redeemed by the issuing Funds, the proceeds from each sale will be used to redeem a corresponding amount of Floaters. Each Trust, by its terms, will liquidate once all of the ARP it holds are sold or redeemed.

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that the Holder will receive whenever the Trust has excess income sufficient to pay the accrued amount or, if earlier, whenever the Holder tenders its Floaters for remarketing.

5 You state that on the date of delivery of the Liquidity Agreement, the Liquidity Provider will hold a short-term rating in one of the two highest short-term rating categories with respect to a class of debt obligations that is comparable in priority and security to the Liquidity Facility provided by the Liquidity Provider.

6 You state that the Trusts will be treated as partnerships for federal income tax purposes. You represent that the Trusts will comply in all respects with Section 3.8 of I.R.S. Notice 2008-55 (revised).

Affiliate Restrictions and Section 12(d)(1)(A)(i) of the 1940 Act

You state that the acquisition and ownership of the ARP by UBS or a Trust may render UBS or the Trust an affiliated person or an affiliated person of an affiliated person of the issuing Fund under sections 2(a)(3) and 2(a)(9) of the 1940 Act. You argue, however, that neither UBS nor a Trust will own five percent or more of the outstanding voting securities of any Fund. You also argue that neither UBS nor a Trust will have or exercise a controlling influence over a Fund under the facts and circumstances described in your letter, and in light of the voting arrangements, described in your letter, that will be in place with respect to the ARP held by UBS and the Trusts. You assert, therefore, that applying the Affiliate Restrictions to UBS and the Trusts solely by reason of their ownership of the ARP would unnecessarily hinder the creation of the Trusts.

You also note that section 12(d)(1)(A)(i) of the 1940 Act, in relevant part, would prohibit a Trust from purchasing or otherwise acquiring the ARP if the Trust, immediately after such purchase or acquisition, would own in the aggregate more than three percent of the total outstanding voting stock of the issuing Fund. You state that Funds typically maintain an asset coverage ratio for senior securities in excess of 200%, resulting in the ARP representing less than 0.1% of a Fund's outstanding voting securities. You state that, solely with respect to the ARP, the Trusts should not be viewed as acquiring voting securities of a Fund in excess of the percentage limitation in section 12(d)(1)(A)(i).

Rule 2a-7 under the 1940 Act

You state that the Floaters wrapped with the Liquidity Facility would be similar to the preferred stock and liquidity feature described in two no action letters. *See Merrill Lynch Investment Managers*, SEC Staff No-Action Letter (May 10, 2002); *Eaton Vance Management*, SEC Staff No-Action Letter (June 13, 2008). As you noted, the liquidity providers in the *Merrill Lynch* no-action letter were described as being unaffiliated with the issuers of the preferred stock they guaranteed. In the *Eaton Vance* no-action letter, where we took a similar no-action position, the preferred stock was guaranteed by liquidity providers that were described as third parties to the preferred stock issuers. It is our view that these liquidity provider descriptions were not material to the no-action positions we took in these letters.

Regulation 14E under the Exchange Act

The Division of Corporation Finance believes that the offer to purchase Floaters pursuant to the Liquidity Facility may constitute a tender offer subject to section 14(e) of the Exchange Act and regulation 14E. Nevertheless, based on the facts and representations made in correspondence and conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis or conclusions set forth in your letter, will not recommend that the Commission take enforcement action if such offers are conducted without complying with regulation 14E.

In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others, as described in your letter:

(i) at the time of initial issuance and each remarketing, the Trusts and the Liquidity Provider will make all offers and sales of Floaters and any related security pursuant to an effective registration statement or in reliance on an available exemption from the registration requirements under the Securities Act of 1933 ("Securities Act");[7]

(ii) the terms and conditions of the Liquidity Facility are fixed and will apply to each remarketing;

(iii) the Liquidity Facility is open to all Holders other than the Liquidity Provider;

(iv) the Liquidity Provider will purchase all Floaters at a price equal to the face amount plus accrued and unpaid distributions;

(v) an offering memorandum will be delivered on every remarketing date;

(vi) the offering memorandum will describe the operation of the Liquidity Facility and explain in detail how a failed remarketing ("Non-Clearing Remarketing") will impact the distribution rate;

(vii) in the event of a Non-Clearing Remarketing, a notice will be issued to Holders;

(viii) the Liquidity Provider is required to sell all Floaters that it holds, as a result of being required to purchase Floaters pursuant to the Liquidity Facility, into each subsequent remarketing until the Floaters are sold, with no right to hold the Floaters at a particular distribution rate;

(ix) Holders other than the Liquidity Provider will have the ability to revoke their notice to participate in a remarketing until a specified deadline that will be no earlier than one business day prior to the remarketing date;

(x) the Liquidity Provider must sell at the rate set by a broker-dealer acting as remarketing agent ("Remarketing Agent") pursuant to the terms of the Floaters and organizational documents of the Trusts;

(xi) payment for the Floaters purchased by the Liquidity Provider will occur promptly;

(xii) none of the Liquidity Provider, any Trusts nor any affiliate thereof will take any steps to encourage or discourage Holders from triggering a failure of a remarketing such that the Liquidity Provider will be obligated to purchase Floaters under the Liquidity Facility; and

(xiii) in the event that the Liquidity Facility will not be renewed, will otherwise be terminated or a new liquidity agreement with a replacement Liquidity Provider will be entered into, Holders will be notified at least two

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7 The staff of the Division of Corporation Finance notes that the Trusts intend to offer and sell Floaters and the Liquidity Provider intends to offer and sell the Liquidity Facility solely to Qualified Institutional Buyers as defined in rule 144A under the Securities Act. The staff also notes that all secondary market sales by Holders would occur through a remarketing process (as described above) in transactions that are exempt from the registration requirements under the Securities Act.

remarketings in advance of such event. In addition, non-renewal or termination of the Liquidity Facility without replacement will trigger a mandatory tender event under the documentation, pursuant to which all Floaters issued by the affected Trust will be purchased by the Liquidity Provider prior to the expiration or termination of the Liquidity Facility.

Your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly sections 10(b) and 14(e), and rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with UBS, the Trusts, the Liquidity Provider and the Remarketing Agent. The Division of Corporation Finance expresses no view with respect to any other questions that the Liquidity Facility may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of other federal or state laws to, the purchase of the Floaters and conduct of your remarketing as described in your letter.

Conclusion

Based on the facts and representations set forth in your letter, and without necessarily agreeing with your arguments or your legal analysis, the Division of Investment Management would not recommend that the Commission take any enforcement action against (1) UBS, the Trusts, a Fund (with respect to UBS and the Trusts) or any Holder under the Affiliate Restrictions that would be triggered solely by the acquisition and ownership of the ARP by UBS or the Trusts pursuant to the structure described in your letter, or (2) UBS, the Trusts or any Holder under section 12(d)(1)(A)(i) of the 1940 Act if the Trusts acquire the ARP as described in your letter. This response expresses our views on enforcement action only and does not express any legal or interpretive conclusion on the issues presented.

Further, based on the facts and representations set forth in your letter, and without necessarily agreeing with your arguments or your legal analysis, the Division of Investment Management is of the view that Money Market Funds may rely exclusively on the credit quality of an issuer of a guarantee in determining whether preferred stock subject to a guarantee meets rule 2a-7's credit quality conditions, regardless of whether the issuer of the guarantee is affiliated with or controlled by the preferred stock issuer.

Finally, based on the facts and representations set forth in your letter, and without necessarily agreeing with your arguments or legal analysis, the Division of Corporation Finance will not recommend that the Commission take enforcement action if the offers as described in your letter are conducted without complying with regulation 14E. This response expresses our views on enforcement action only and does not express any legal or interpretive conclusion on the issues presented.

Because these positions are based upon the facts and representations made in your letter, any different facts or representations may require a different conclusion.

Douglas Scheidt
Associate Director and
Chief Counsel
Division of Investment Management

Michele M. Anderson
Chief, Office of Mergers and
Acquisitions
Division of Corporation Finance

COVINGTON & BURLING LLP

THE NEW YORK TIMES BUILDING
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NEW YORK, NY 10018-1405
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FAX 212.841.1010
WWW.COV.COM

BEIJING
BRUSSELS
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SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
WASHINGTON

July 28, 2009

Investment Company Act of 1940
Rule 2a-7
Section 2(a)(3)
Section 2(a)(9)
Section 12(d)(1)(A)(i)
Section 18(a)(2)(C)
Section 18(a)(2)(D)
Section 21(b)

Securities Exchange Act of 1934
Regulation 14E

Douglas Scheidt
Associate Director and Chief Counsel
Division of Investment Management

Michele M. Anderson
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Acquisition of Auction Preferred Stock; Issuance of <u>Liquidity Protected Floater Securities</u>

Ladies and Gentlemen:

This letter is written on behalf of UBS AG and entities controlled by UBS AG ("*UBS*") and the various Delaware statutory trusts to be established by or with the involvement of UBS pursuant to the financing structure described herein (collectively, the "*Trusts*"). Pursuant to the settlements described in further detail below, one or more UBS entities (collectively, the "*UBS Offeror*") will acquire from UBS clients auction preferred stock ("*APS*") issued by certain registered closed-end, tax-exempt investment companies (the "*Funds*") if those clients held the APS in a UBS account on July 15, 2008 and on the date of the closing of the acquisition. Two of the 215 Funds that have issued APS held by UBS clients are affiliates of UBS (the "*UBS-Affiliated Funds*").[1]

Following the acquisition by the UBS Offeror of such APS, the UBS Offeror will sell such APS to the Trusts.[2] The Trusts will refinance the acquisition by the UBS Offeror of such APS by issuing multiple series of Floater Securities, which are similar to floating rate notes (the "*Floaters*") to money market funds and certain other qualified investors for cash and Residual Securities (the "*Residuals*" and, collectively with the Floaters, the "*Trust Securities*") to an affiliate of UBS. The Floaters would be wrapped with a liquidity facility (the "*Liquidity Facility*") that constitutes a demand feature for purposes of Rule 2a-7 under the Investment Company Act of 1940 (the "*1940 Act*") in which a liquidity provider (the "*Liquidity Provider*")[3] is contractually obligated to purchase Floaters in the event of a Non-Cleared Remarketing (as defined below).[4]

Requested Relief

We hereby request that the Staff of the Division of Investment Management, as a matter of interpretive guidance, concur in our view that the Floaters would constitute an Eligible Security under Rule 2a-7 of the 1940 Act if a UBS affiliate acted as a Liquidity Provider with respect to the Floaters.

In addition, we hereby request your assurance that the Staff of the Division of Investment Management will not recommend that the Securities and Exchange Commission (the "*Commission*") take enforcement action against UBS, the Trusts, any Fund (with respect to UBS or the Trusts) or any holder of Floaters under the provisions of the 1940 Act and the rules thereunder applicable to a Fund, an "affiliated person" (as defined in Section 2(a)(3) of the 1940 Act) of a Fund or an "affiliated person" of an "affiliated person" of a Fund, that would be

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1 The names of the UBS-Affiliated Funds are Insured Municipal Income Fund Inc. and Investment Grade Municipal Income Fund Inc.

2 The UBS Offeror and the Trusts may also acquire and hold APS currently owned by UBS in one or more proprietary accounts.

3 In the transaction documentation for the financing described herein, this participant will be referred to as the "Liquidity Bank." We use the term "Liquidity Provider" herein to conform to standard market terminology, as well as to the terminology used in the no-action letters cited in footnote 10 below.

4 While this letter describes the financing structure in the context of APS issued by closed-end tax-exempt investment companies, the issues described herein would be equally applicable if the structure were to be applied to APS issued by other types of closed-end funds.

triggered solely by the acquisition and ownership of APS by UBS or the Trusts pursuant to the proposed structure described herein (the "*Affiliate Restrictions*").[5]

We further hereby request your assurance that the Staff of the Division of Investment Management will not recommend that the Commission take enforcement action against UBS, the Trusts or any holder of Floaters under Section 12(d)(1)(A)(i) of the 1940 Act in connection with the acquisition of APS by the Trusts pursuant to the proposed structure described herein.

Finally, we hereby request your assurance that the Staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action against UBS, the Trusts or the Liquidity Provider (which is currently intended to be UBS AG, Cayman Islands Branch[6]) if the offer by the Liquidity Provider to purchase Floaters pursuant to the Liquidity Facility is conducted without complying with Regulation 14E under the Securities Exchange Act of 1934 (the "*Exchange Act*").

We confirm that UBS has relied and intends to continue to rely upon the Responses of the Office of Mergers and Acquisitions, Division of Corporation Finance, the Division of Trading and Markets and the Division of Investment Management, dated September 22, 2008, regarding Auction Rate Securities -- Global Exemptive Relief[7] as a "Settling Firm" (as such term is defined therein) with respect to the application of (i) the statutory provisions of the Exchange Act and the rules and regulations thereunder identified in the heading thereof and (ii) Section 30(h) of the 1940 Act to the acquisition of the APS by the UBS Offeror and the Trusts. We also confirm that UBS has relied, and intends to continue to rely, upon the non-enforcement and interpretive positions set forth in Response of the Office of Chief Counsel, Division of Investment Management, dated January 6, 2009, regarding Auction Rate Securities -- Investment Management Supplement to Global Relief Request[8] with respect to the application of Section 206(3) of the Investment Advisers Act of 1940 to the acquisition of the APS by the UBS Offeror.

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5 We include in the defined term "Affiliate Restrictions" Section 21(b) under the 1940 Act, insofar as such section may be applicable to any person who "controls" (as defined in Section 2(a)(9) of the 1940 Act) any Fund pursuant to the circumstances described herein and insofar as any such Fund may lend property to UBS.

6 It is possible that UBS may elect to have a different entity, whether affiliated with or independent of UBS, act as Liquidity Provider. It is also possible that UBS may elect to have more than one entity act as Liquidity Provider. Pursuant to the documentation relating to the proposed structure described herein, it is also possible that different or additional Liquidity Providers may be utilized after the issuance of the Floaters.

7 http://www.sec.gov/divisions/corpfin/cf-noaction/2008/arsger092208.htm.

8 http://www.sec.gov/divisions/investment/noaction/2009/globalrelief010609/htm.

Factual Background

I. Current Auction Preferred Stock Conditions

Auctions for APS and other auction rate securities have been failing since February of 2008. Consequently, many holders desiring to sell these securities, including the UBS clients holding APS, have been unable to do so. This loss of liquidity has imposed significant hardships on many of these UBS clients and other holders, who may need access to their capital invested in these auction rate securities.

II. Certain Industry Proposals

Certain of the issuing Funds have proposed structures that are designed to address the auction preferred stock liquidity issue described above. While there are differences among these structures, in general they involve the creation of a new type of auction or remarketed preferred stock that would be wrapped with a liquidity put or other demand feature (the "*LPPS*"). The LPPS would supplement or replace existing APS issued by the Funds[9] and is designed to constitute an eligible investment for money market mutual funds pursuant to Rule 2a-7 under the 1940 Act.[10] The goal of these structures is to facilitate the resumption of successful auctions (or remarketings) by creating new demand from money market mutual funds. In addition, holders of the common stock of the Funds would continue to benefit from the leverage provided by the LPPS.

III. Description of the UBS Proposal

A. Background

It is anticipated that the industry proposals may take some time to implement. While UBS fully supports these proposals, UBS has undertaken to implement a structure that would provide more immediate liquidity to its clients who currently hold APS.

Pursuant to settlements or settlements in principle entered into by UBS with the Division of Enforcement of the SEC, the New York Attorney General and other state agencies represented by the North American Securities Administrators Association, including the

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9 Each of the Funds that has issued and outstanding APS also has issued and outstanding common securities.

10 See *Eaton Vance Management*, SEC No-Action Letter (June 13, 2008) (the "*Eaton Vance No-Action Letter*"). *See* also *BlackRock Advisers LLP*, SEC No-Action Letter (Oct. 30, 2008) (the "*BlackRock No-Action Letter*"); *Merrill Lynch Investment Managers*, SEC No-Action Letter (May 10, 2002) (the "*Merrill Lynch No-Action Letter*"). The Office of Chief Counsel of the Division of Investment Management recently issued a no-action letter addressing the application of Affiliate Restrictions to liquidity providers in LPPS transactions. *Investment Company Institute*, SEC No-Action Letter (March 12, 2009) (the "*ICI No-Action Letter*").

Massachusetts Securities Division, to settle investigations brought by each of these agencies of UBS relating to its sale and marketing of auction rate securities, on October 7, 2008, UBS AG filed with the Commission a Registration Statement on Form F-3 (the "*Registration Statement*") under the Securities Act of 1933 (the "*Securities Act*") registering US$21.5 billion of Auction Rate Securities Rights, Series A-1, A-2, B-1, B-2, C-1, C-2 and G (collectively, the "*ARS Rights*").[11] Pursuant to the Registration Statement, UBS AG offered ARS Rights to clients who held auction rate securities (including APS) and met certain eligibility requirements as described in the Registration Statement. Clients who accept this offer will receive ARS Rights that will permit them to sell their auction rate securities to UBS at par plus accrued interest or dividends during certain time periods as described in the Registration Statement. In consideration for the ARS Rights, these clients grant to UBS the sole discretion and right (which is similar to a call right) to sell or otherwise dispose of, and/or enter orders in the auction process with respect to, the holder's eligible ARS on the holder's behalf until the expiration date of the holder's ARS Rights, so long as the client receives cash in an amount equal to par plus accrued and unpaid interest or dividends, if any.

In the Registration Statement, UBS disclosed that, on or about October 31, 2008 or, if later, a short period of time after the effectiveness of a holder's election to accept the offer, it will exercise this discretionary right to acquire APS from clients who have accepted UBS's offer of the ARS Rights at a price equal to par plus accrued and unpaid dividends, if any. UBS will finance these acquisitions with available funds.

Following the acquisition by the UBS Offeror of APS from the UBS clients, the UBS Offeror will sell such APS (in some cases along with APS currently owned by UBS in one or more proprietary accounts) to the Trusts.[12] The Trusts will refinance the acquisition by the UBS Offeror of such APS by issuing multiple series of Floaters to money market funds and certain other qualified investors for cash and the Residuals to an affiliate of UBS. Each Trust

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[11] Registration No. 333-153882. The Registration Statement was deemed to become effective immediately upon filing. The settlement in principle between UBS and the Division of Enforcement of the SEC that was in place on the date of effectiveness of the Registration Statement was subsequently replaced by a definitive settlement. See Litigation Release No. 20824, *Securities and Exchange Commission v. UBS Securities LLC and UBS Financial Services Inc.*, Civil Action 08 CIV 10754 (RMB) (filed Dec. 11, 2008) at http://www.sec.gov/litigation/litreleases/2008/lr20824.htm.

UBS subsequently registered the ARS Rights under Section 12(g) of the Exchange Act pursuant to the Registration Statement on Form 8-A, which was filed, and deemed to become immediately effective, on March 9, 2009.

[12] The Trusts would be excepted from the definition of an "investment company" pursuant to Section 3(c)(7) of the 1940 Act because the Trust Securities (i.e., the Floaters and the Residuals) will be held exclusively by Qualified Purchasers (as such term is defined in Section 2(a)(51)(A) of the 1940 Act and the rules promulgated thereunder), determined at the time of acquisition, and because the Trust will not be making a public offering of the Floaters or the Residuals.

will enter into an agreement with a Liquidity Provider, under which the Liquidity Provider would be contractually obligated to purchase Floaters in the event of a Non-Clearing Remarketing (as defined below).[13] Following the UBS Offeror's sale to the several Trusts of such APS, the respective Trusts will become the beneficial owners of such APS, and thus will receive dividends thereon. Such dividends will be used to fund distributions payable on the Trust Securities, plus fees and expenses incurred by the Trusts. The Trusts will be partnerships for Federal income tax purposes and will comply in all respects with the provisions of Section 3.8 of I.R.S. Notice 2008-55 (Revised)[14] (the "*Treasury Notice*").

Pursuant to the remarketing mechanism described below, holders of Floaters will have the right to have their Floaters sold at face amount (plus accrued and unpaid distributions) at the end of each distribution period (which will typically be seven or 28 days, but in any event will be a period of no more than 30 days). In addition, the Floaters will be wrapped with the Liquidity Facility. Pursuant to the Liquidity Facility, the Liquidity Provider would agree to purchase any Floaters a holder seeks to sell in any remarketing if for any reason those Floaters are not sold in that remarketing. The Liquidity Provider will, on the date of delivery of the agreement constituting the Liquidity Facility, be an entity with a short-term rating in one of the two highest short-term rating categories with respect to a class of debt obligations that is comparable in priority and security to the Liquidity Facility.[15] As discussed below, a branch of UBS AG may act as a Liquidity Provider for the Floaters. The Liquidity Provider would receive a fee at a market rate for its liquidity services, payable by the Trusts.

The Floaters will pay cash distributions each seven or 28 days, at a distribution rate established through a remarketing mechanism set forth in the documentation underlying the Trusts and described further below. Each distribution will be capped at each distribution date by the relevant Trust's net income[16] during the relevant period.

Holders of Floaters will have the right to tender their Floaters at the end of each distribution period (which in each case will be a period of not more than 30 days) for purchase at a price equal to par plus accrued and unpaid distributions thereon. If so tendered, a Remarketing

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13 We note that, although it is expected that the net proceeds from the issuance of Floaters will be used to fund the Trusts' acquisition of the APS, the issuance of the Floaters is not a condition precedent to the acquisition by UBS of the APS.

14 I.R.S. Notice 2008-55 (Revised), 2008-27 I.R.B. 11.

15 If the Liquidity Provider's short-term debt rating is subsequently downgraded below one of the two highest categories by any two of the relevant nationally recognized statistical rating organizations rating the Floaters (currently expected to be Moody's, Standard & Poor's and Fitch), the Trusts will provide notice to holders of the Floaters, and the Offering Memorandum delivered at each remarketing will be updated to reflect the changed ratings.

16 Net income for any Trust is calculated after payment of fees and expenses payable by that Trust.

Agent retained by the relevant Trust will seek to find purchasers for such tendered Floaters. The remarketings will occur periodically at regularly-scheduled intervals (generally, every seven or 28 days) and will follow pre-determined procedures, which UBS believes are substantially consistent with customary market practice. We describe these procedures in more detail in the following paragraphs. In connection with each remarketing of Floaters, both the relevant Trust and the Liquidity Provider will comply with the registration requirements of the Securities Act or rely upon an available exemption from such requirements.

The remarketings will be effected by a broker-dealer, acting as Remarketing Agent (the "*Remarketing Agent*") and by a third-party commercial bank, acting as Tender Agent (the "*Tender Agent*"). The Remarketing Agent will seek to identify purchasers for Floaters that have been tendered. With respect to any remarketing, Floater holders may tender their Floaters by notifying the Tender Agent by the specified deadline (currently anticipated to be 10:00 a.m., New York City time, on the day of the remarketing), specifying the stated amount of Floaters tendered for remarketing. Holders may elect to sell some or all of their Floaters in any given remarketing, and such holders will have the ability to tender, or cancel their tender, to the Remarketing Agent up to the submission deadline for any given remarketing (in no event will the deadline for cancellation of their tender be earlier than one business day prior to the remarketing date). Following the submission deadline, the Tender Agent will give notice to the Remarketing Agent and the Trustee of the relevant Trust (each, a "*Trustee*") of the aggregate stated amount of Floaters that have been tendered for remarketing, and thereafter the Remarketing Agent will commence the remarketing.

Under normal circumstances, the distribution rate in each remarketing will be set as the lowest rate that would, in the opinion of the Remarketing Agent, under then-existing market conditions, result in a sale of all Floaters tendered for remarketing at a price equal to par plus accrued and unpaid distributions, if any. The distribution rate on Floaters set in each remarketing will be subject to a cap, or maximum, rate (the "*Maximum Floater Rate*"). The Maximum Floater Rate will not be a fixed amount, but will be that rate which, if such rate continued in effect until the next payment date, after taking into account all unpaid Floater distributions accrued through the end of such period, would result in distributions on the outstanding Floaters equal to the lesser of (i) the tax-exempt and long-term capital gains income the Remarketing Agent projects the relevant Trust will accrue during such period and (ii) the net income the Remarketing Agent projects the relevant Trust will accrue during such period. Accordingly, the Maximum Floater Rate will automatically adjust over time. The Remarketing Agent will determine the Maximum Floater Rate for each distribution period and will notify the Trustee of that rate. The Trustee will then give notice of the new rate to the Tender Agent and the Depository Trust & Clearing Corporation ("*DTCC*") for transmission to the holders.

All Floaters sold in a remarketing will be delivered to or for the benefit of the buyers against payment that will be delivered to the sellers. In the event of a Non-Clearing Remarketing, all Floaters that were not successfully remarketed will be delivered to or for the benefit of the Liquidity Provider, against payment that will be delivered to the sellers. The

Trustee will send a notice to the holders with information about the Non-Clearing Remarketing consistent with the Eaton Vance No-Action Letter.

All sales of Floaters effected pursuant to a remarketing will be at par value plus accrued and unpaid distributions, if any. Pursuant to the Liquidity Facility, the Liquidity Provider will be contractually obligated to purchase any Floaters a holder seeks to sell in any remarketing if for any reason those Floaters are not sold in that remarketing (which is deemed a failed remarketing or a "*Non-Clearing Remarketing*"). If a Non-Clearing Remarketing occurs, either the Tender Agent or the Remarketing Agent will notify the Liquidity Provider of the stated amount of Floaters to be purchased by it under the Liquidity Facility. Holders of Floaters who tendered their Floaters and whose Floaters were not successfully remarketed will receive payment of the purchase price of their Floaters (par plus accrued and unpaid distributions, if any) from the Liquidity Provider, and will deliver their Floaters through the Tender Agent to or for the benefit of the Liquidity Provider. The Liquidity Provider will not have the ability to influence the determination of a distribution rate in a remarketing of Floaters, the duration of a distribution period for a remarketing of Floaters or whether a Non-Clearing Remarketing has occurred. As described above, these functions are performed by the Remarketing Agent pursuant to its contractual obligations under the transaction documentation.

The duration of the Trust Securities will be perpetual. However, pursuant to the Treasury Notice, with respect to any APS held by a Trust, the Trust must submit sell orders in all auctions conducted on behalf of each Fund regarding the applicable series of APS. Each Trust must also sell APS of any series it holds to UBS (or to any third party) if UBS (or such third party) offers to buy them at par plus accrued and unpaid distributions. As a Trust sells APS held by the Trust in cleared auctions or to UBS (or a third party), as the case may be (or as these securities are redeemed by the issuing Funds), the proceeds from each sale will be used to redeem a portion of the Trust's Floaters[17] at a redemption price equal to the par amount of the Floaters being redeemed plus accrued and unpaid distributions thereon.[18] Each Trust would liquidate once all of its APS are sold or redeemed.

It is contemplated that distributions on the Floaters for any given period will be capped at the net income of the relevant Trust for that period. Under this arrangement, if a Trust has insufficient net income to cover distributions that would otherwise be payable on a distribution date, the amount not paid will nonetheless carry over as accrued and unpaid

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[17] Because the Trust is excepted from the definition of an "investment company" pursuant to Section 3(c)(7) of the 1940 Act, Section 23 of the 1940 Act is not applicable to any redemptions of Floaters by the Trust.

[18] The redemption price for any Floaters will be capped at the amount in the capital account established for the Floaters. In the unlikely event that this cap lowers the redemption price to below par plus accrued and unpaid distributions, the redemption would be delayed and, in the interim, holders would have the opportunity to sell their Floaters through a remarketing (or, if that remarketing failed, through the Liquidity Facility) at a price equal to par plus accrued and unpaid distributions.

distributions that the holder will receive whenever the Trust has sufficient net income to enable it to pay the accrued amount or, if earlier, whenever the holder chooses to tender its Floaters for remarketing. Since the price for Floaters sold in a remarketing includes all accrued and unpaid distributions, and since the Liquidity Facility remains available for any Floaters that are tendered into a remarketing but fail to be remarketed, the holder will always have the full faith and credit of the Liquidity Provider backstopping any accrued and unpaid distributions.

The offer and sale of the Floaters by the Trust and the offer and sale of the Liquidity Facility by the Liquidity Provider will be made solely to Qualified Institutional Buyers (as such term is defined in Rule 144A under the Securities Act) pursuant to Section 4(2) of the Securities Act.[19] One or more placement agents or initial purchasers will be appointed to conduct the initial offers and sales of the Floaters wrapped with the Liquidity Facility, and will be paid a market rate for services rendered.

The following diagram provides a simplified overview of the proposed structure for each Trust.

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[19] This letter does not address, and does not seek the Staff's views on, Securities Act registration issues for the Trust Securities or the Liquidity Facility.


UBS
MMFs
Put
Residual Securities
Floater Securities
UBS affiliate, as Liquidity Provider
Put fee
Trust
APS
Common
Closed-end Tax-Exempt Fund*
Municipal Bonds

* There are approximately 215 closed-end tax-exempt funds that have issued APS, comprising over 550 series, that were held by UBS clients in UBS accounts on July 15, 2008 and thus will be part of the proposed transaction described herein. For ease of reference, the above diagram only illustrates one such series of one such fund.

B. Rule 2a-7 Under the 1940 Act

Rule 2a-7 requires that a money market fund comply with certain maturity and quality requirements with respect to the securities in which it invests.[20] We believe that the Floaters wrapped with the Liquidity Facility would be similar to the preferred stock and liquidity feature described in the Eaton Vance and Merrill Lynch No-Action Letters. Therefore, subject to confirmation of our view that utilization of a put provider that is affiliated with the issuer does not compromise Rule 2a-7 eligibility, as discussed below, we believe that money market funds that purchase Floaters may rely on the Eaton Vance and Merrill Lynch No-Action Letters as to Rule 2a-7 eligibility.

As in the Eaton Vance and Merrill Lynch No-Action Letters, we believe that Floaters wrapped with the Liquidity Facility generally have a maturity of no more than 30 days in satisfaction of paragraph (c)(2) of Rule 2a-7.[21] In addition, we believe that the Liquidity Facility should be treated as a Guarantee under paragraph (a)(15) of Rule 2a-7, because it would function as an Unconditional Demand Feature (as referred to in Rule 2a-7(a) (15)) that is not provided by the issuer of the Floaters.[22] Further, the Liquidity Facility, and therefore the Floaters, should be an "Eligible Security" as defined in paragraph (a)(10) of Rule 2a-7 because (i) the Liquidity Facility is exercisable, as necessary, in 397 days or less and (ii) the Liquidity Facility will have been issued by a liquidity provider that has received a short-term rating in one of the two highest short-term rating categories with respect to a class of debt obligations that is comparable in priority and security to the Liquidity Facility.[23] Finally, we believe that operation of the proposed cap on distributions on the Floaters in an amount equal to the net income of the issuing Trust for the relevant distribution period will not constitute a default with respect to a portfolio security for purposes of Rule 2a-7(c)(6)(ii), because the cap is a term of the Floaters

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[20] The portfolio maturity conditions of Rule 2a-7 appear in sub-paragraphs (c)(2) and (d), and the portfolio quality conditions of Rule 2a-7 appear principally in sub-paragraph (c)(3), of that Rule. Rule 2a-7 also contains diversification requirements that limit a money market fund's exposure to a single issuer (i.e., each Trust). We also note that the demand feature diversification requirements (which limit the exposure a money market fund may have to securities issued by, or subject to demand features or guarantees from, any issuer) would apply to money market funds that purchase the Floaters. Therefore, any money market fund that purchases Floaters would be subject to limits on the amount of exposure it can have to the Liquidity Provider and its affiliates.

[21] In particular, money market funds will have the ability to sell Floaters to the Liquidity Provider at the security's amortized cost, at specified intervals not exceeding 397 calendar days, and upon no more than 30 calendar days' notice.

[22] We believe that the Liquidity Facility should be treated as "readily exercisable in the event of a default in payment of principal or interest" because holders of Floaters will be aware of the nonpayment and they will be able to sell their shares to the Liquidity Provider no later than the next remarketing.

[23] Under paragraph (c)(3)(iii) of Rule 2a-7, a security that is subject to a Guarantee may be determined to be an Eligible Security based solely on whether the Guarantee is itself an Eligible Security.

and thus does not involve a failure on the part of the issuer to comply.[24] Accordingly, a money market fund holding Floaters with respect to which the cap has become effective will not be required to dispose of any such Floaters under Rule 2a-7(c)(6)(ii) or provide notice to the Commission under Rule 2a-7(c)(6)(iii).

Legal Analysis

I. Affiliated Liquidity Provider Under the 1940 Act

As noted above, it is proposed that a UBS affiliate may act as a Liquidity Provider in respect of the Floaters. Although UBS will not act as Trustee for the Trusts, UBS may be viewed as an affiliate of the Trusts due to its ownership of the Residuals, its role in establishing the Trusts and its potential role in the administration of the Trusts.

In both the Eaton Vance and Merrill Lynch No-Action Letters, the Staff's response stated, without analysis, that the put providers would be unaffiliated with the issuer of the underlying securities. However, in both of those letters, the issuers of the auction preferred securities were registered investment companies. Because the Trusts would be excepted from the definition of an investment company pursuant to Section 3(c)(7) of the 1940 Act, we believe that neither the affiliated persons restrictions set forth in Section 17 of the 1940 Act, nor the redemption and call limitations set forth under Section 23 of the 1940 Act and the rules promulgated thereunder, each of which apply only to registered investment companies, would apply to the Trusts.

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[24] The imposition of such a cap would be clearly and prominently disclosed to prospective purchasers in the offering documentation. In addition, we note that the obligation of the Liquidity Provider to make payment in the event of a Non-Clearing Remarketing will include all accrued and unpaid amounts, including any parts of prior distributions that were deferred pursuant to the operation of this cap. Therefore, money market funds holding Floaters can rely upon the Liquidity Provider for payment of any such deferred distributions, and thus are not subject to the types of risks that the above-cited sub-sections of Rule 2a-7 were designed to address.

We also believe that the presence of the demand feature appropriately addresses any potential concern that this cap feature could cause the value of any series of Floaters to fall below par. Therefore, we do not believe there should be any concern as to whether the Floaters are an appropriate investment for a money market fund under Rule 2a-7(c)(7). We also believe that the fact that all payments pursuant to the demand feature will include any such deferred amounts means that the Floaters can reasonably be expected to trade at or near par, and thus are Variable Rate Securities as defined in Rule 2a-7(a)(29) with a maturity determined pursuant to Rule 2a-7(d)(3). *See Investment Company Institute*, SEC No-Action Letter (June 30, 1994) (noting that certain adjustable rate securities, including securities on which interest is capped at a certain level, may not be appropriate investments for a money market fund if there is a risk the security will not maintain a value of par at any time until principal can be recovered through demand); *see also* Report of the Division of Investment Management of the Securities and Exchange Commission to the Subcommittee on Telecommunications and Finance of the Committee on Energy and Commerce of the U.S. House of Representatives Regarding Mutual Funds and Derivative Instruments (Sept. 26, 1994) at footnote 114 and accompanying text.

Although both the Eaton Vance and Merrill Lynch No-Action Letters provide that the liquidity providers would be unaffiliated with the issuer of the underlying securities, we do not believe that affiliation would affect whether the Liquidity Facility (and, by extension, the Floaters) would constitute an "Eligible Security" under Rule 2a-7. In particular, the definition of "Guarantee" in Rule 2a-7(a)(15) provides that a Guarantee is an obligation of a person "other than the issuer." Similarly, that definition provides that a Guarantee includes an Unconditional Demand Feature "other than an Unconditional Demand Feature provided by the issuer of the security." These provisions make no reference to affiliates or control persons of an issuer. By contrast, the Portfolio Diversification requirements under Rule 2a-7 expressly provide for differing treatment for a Demand Feature or a Guarantee Issued by a Non-Controlled Person. See paragraphs (c)(4)(i) and (c)(4)(iii)(C) of Rule 2a-7.[25]

Consequently, we have requested under the caption "Requested Relief" above that the Staff of the Division of Investment Management, as a matter of interpretive guidance, concur in our view that the Floaters would constitute an Eligible Security under Rule 2a-7 of the 1940 Act if a UBS affiliate acted as a Liquidity Provider with respect to the Floaters.

II. The Affiliate Restrictions and Section 12(d)(1)(A)(i)

A. General

The 1940 Act provides for various acquisition and ownership thresholds regarding voting securities of a registered investment company -- in particular, those contained in Sections 2(a)(3), 2(a)(9) and 12(d)(1)(A)(i) of the 1940 Act. We believe that there is uncertainty under the 1940 Act as to how to interpret these provisions in the context of senior securities carrying the exclusive voting rights mandated by Section 18(a) of the 1940 Act. Due to this uncertainty, it may be possible to conclude that the acquisition and ownership of the APS of any Fund may render UBS or the Trusts an affiliated person, or an affiliated person of an affiliated person, of such Fund under Sections 2(a)(3) and 2(a)(9) of the 1940 Act (with respect to Funds that have issued APS and that are not otherwise affiliated with UBS[26]). Similarly, this uncertainty could also make it possible to conclude that the acquisition by the Trusts of the APS could constitute a violation of Section 12(d)(1)(A)(i) of the 1940 Act. For the reasons described below, these results would unnecessarily hinder the ability of UBS to create the Trusts. Based on the following analysis, we have requested under the caption "Requested Relief" above your assurance that the Staff of the Division of Investment Management will not recommend that the

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25 We also note that we believe that the proposed structure described herein is structurally analogous to a tender option bond structure, where the sponsor of the special purpose trust routinely provides the liquidity feature that renders the TOB securities Eligible Securities under Rule 2a-7.

26 We note that UBS would be making offers to purchase APS that have been issued by the two UBS-Affiliated Funds. Thus, the limitations imposed by the 1940 Act upon affiliated persons would apply to UBS and the Trusts with respect to the UBS-Affiliated Funds.

Commission take enforcement action against UBS, the Trusts, any Fund (with respect to UBS or the Trusts) or any holder of Floaters under the Affiliate Restrictions, or against UBS, the Trusts or any holder of Floaters under Section 12(d)(1)(A)(i).

Section 18(i) of the 1940 Act provides that, except as set forth in Section 18(a) of the 1940 Act (or as otherwise required by law), every share of stock issued by a registered investment company "shall be a voting stock and have equal voting rights with every other outstanding voting stock . . .." Section 18(a)(2) of the 1940 Act, in turn, provides that a class of "senior securities" must carry exclusive voting rights for certain issues. Section 18(g) of the 1940 Act defines a "senior security" to include "any stock of a class having priority over any other class as to distribution of assets or payment of dividends."

APS is a "senior security" because it has priority over the common stock issued by the Funds with respect to the distribution of assets and the payment of dividends.[27] Consequently, APS has both exclusive voting rights as set forth under Section 18(a)(2) of the 1940 Act as well as equal voting rights with respect to all other matters as provided by Section 18(i) of the 1940 Act.

As noted above, there are three provisions of the 1940 Act that could be relevant to holders of APS and that are specifically calibrated to the acquisition or ownership of "voting securities" of registered investment companies: Sections 2(a)(3), 2(a)(9) and 12(d)(1)(A)(i) of the 1940 Act. We are not aware of any publicly-available Commission, Staff or judicial authority that addresses the question of how to treat the exclusive voting rights mandated for the APS by virtue of Section 18(a)(2) when evaluating whether a holder or acquirer of APS has exceeded the thresholds contained in these three provisions of the 1940 Act.

- <u>Section 2(a)(3)</u> -- Defines an "affiliated person" of another person as

> (A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person . . ..[28]

  Thus, any person that owns five percent or more of the outstanding voting securities of a registered investment company is deemed to be an affiliated person of that registered company. If a person is an affiliated person of a registered investment

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[27] APS is also a "voting security" as defined in Section 2(a)(42) of the 1940 Act (defining "voting security" as "any security presently entitling the owner or holder thereof to vote for the election of directors of a company").

[28] Section 2(a)(3)(C) also provides that any person who directly or indirectly controls, is controlled by or is under common control with another person is an affiliate of such other person. *See 1st Real Property Securities Fund*, SEC No-Action Letter (Jan. 18, 1973) (noting that the mere fact that a fund does not own more than 5% of the voting securities of a venture does not preclude the finding of an affiliation through a control relationship) (notes omitted).

company, among other things, the 1940 Act limits the ability of officers and directors of that affiliated person to serve on the board of directors of the investment company (Section 10(a) of the 1940 Act), and also limits the ability of the affiliated person to enter into transactions with the investment company (Sections 17(a)-(e) of the 1940 Act).

- Section 2(a)(9) -- Provides that any person that owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company. This presumption is generally rebuttable only by a determination to the contrary made by a Commission order.[29] If a person controls a registered investment company, the 1940 Act limits the ability of the control person to borrow funds or assets from the controlled investment company (Section 21(b) of the 1940 Act).

- Section 12(d)(1)(A)(i) -- Prohibits any investment company, and any company or companies controlled by such investment company, from, among other things, purchasing or otherwise acquiring any security issued by any investment company if the acquiring company (together with any company or companies controlled by it), immediately after such purchase or acquisition, owns more than three percent of the total outstanding voting stock of the acquired company.

  This prohibition also applies to an acquiring company that is excepted from the definition of an investment company under Section 3(c)(7) of the 1940 Act. See Section 3(c)(7)(D). Accordingly, even though it is intended that the Trusts would be excepted from the definition of an investment company pursuant to Section 3(c)(7) of the 1940 Act, the Trusts would nonetheless be subject to the prohibition set forth in Section 12(d)(1)(A)(i), and thus could be limited in their ability to acquire APS.

We refer to these three sections collectively as the "*Voting Security Provisions*."

Under Section 18(a)(2) of the 1940 Act, APS issued by a registered investment company is required to carry the following exclusive voting rights (referred to collectively as the "*Section 18(a)(2) Voting Rights*"):

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[29] Section 2(a)(9) more generally defines control as "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." If the presumption of control is rebutted by a Commission order, we understand that such order can have retrospective as well as prospective effect. *See In the Matter of Fundamental Investors, Inc., Investors Mutual, Inc. and Television-Electronics, Inc.*, Investment Company Act Release, 41 S.E.C. 285 (Dec. 27, 1962).

- Holders of APS, voting as a class, are entitled to elect at least[30] two directors to the Board of Directors of the issuing Fund at all times (Section 18(a)(2)(C)) (the "*Two-Director Requirement*");

- Holders of APS, voting as a class, subject to any prior rights of any other class of senior securities that may be outstanding, will be entitled to elect a majority of the directors to the Board of Directors of the issuing Fund if at any time dividends on such class of securities shall be unpaid in an amount equal to two full years' dividends on such securities, and will also be entitled to continue to be so represented until all dividends in arrears shall have been paid (Section 18(a)(2)(C)) (the "*Majority Director Requirement*");

- Holders of APS, voting as a class, must approve any plan of reorganization adversely affecting such securities (Section 18(a)(2)(D)) (the "*Adverse Reorg Requirement*"); and

- Holders of APS, voting as a class, must approve any action requiring a vote of security holders pursuant to Section 13(a) of the 1940 Act (Section 18(a)(2)(D)) (the "*Section 13(a) Requirement*").

The Section 18(a)(2) Voting Rights are present in all of the APS.

One of the Section 18(a)(2) Voting Rights -- the Two-Director Requirement -- provides for voting rights exercisable by the holders of APS in any election of directors. It is unclear whether this voting right must be separately calibrated when measuring whether the thresholds contained in the Voting Security Provisions have been exceeded, or, alternatively, whether such measurement is made on a share-by-share basis. We have found no authority addressing this question. For the reasons discussed below, in the context of the ownership and acquisition of APS by UBS or the Trusts as part of the execution of the proposed structure described herein, for purposes of the Voting Security Provisions, we believe that a share-by-share calculation is appropriate.

The other Section 18(a)(2) Voting Rights provide for separate class voting rights by holders of APS in certain specified situations. One of these -- the Majority Director Requirement -- relates to the election of directors. Due to the contingent nature of this right, however, we believe that the Majority Director Requirement need not be taken into account in evaluating whether the thresholds contained in the affiliation and control provisions have been exceeded unless and until the Majority Director Requirement is triggered by non-payment of an

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30 We are not aware of any APS that provide a class vote for more than two directors.

amount equal to two full years' dividends.[31] In addition, due to the infrequent nature of the Adverse Reorg Requirement and the Section 13(a) Requirement and for the other reasons set forth herein, we do not believe that either such requirement should influence the analysis of whether the thresholds contained in the Voting Security Provisions have been exceeded.

Finally, for the reasons set forth below, we believe that the Section 18(a)(2) Voting Rights, considered in the aggregate, do not, in the context of ownership and acquisition of APS by UBS or the Trusts, constitute subjective affiliation with or control of an issuing Fund[32] for purposes of Sections 2(a)(3) and 2(a)(9) of the 1940 Act.

B. Discussion of Potential Methods of Calculating Voting Security Ownership

Outstanding common stock and APS of the issuing Funds each have one vote per share in the election of Fund directors, except for the separate voting rights granted to the APS to elect at least two of those directors pursuant to the Two-Director Requirement. With respect to the Fund directors for which both common stock and APS will vote, these votes are calculated on a share-by-share basis, and the voting power of the APS relative to the common stock is insignificant. Funds typically offer common stock at a price per share of between $15 and $25. APS typically is offered at a liquidation preference of $25,000 per share (in some cases the liquidation preference is higher). In a typical capital structure involving both classes of stock, if an issuing Fund has 10,000,000 shares of common stock outstanding, each issued at a price of $25 per share and each carrying one vote per share, the maximum number of outstanding APS, each with a liquidation preference of $25,000 per share and each also carrying one vote per share, that would be permitted in order for the Fund to comply with the 200% asset coverage requirement for preferred stock under Section 18(a)(2)(A) of the 1940 Act would be 10,000. Therefore, in voting for the Fund's directors (other than the directors mandated by the Two-Director Requirement), the APS as a whole would constitute 0.099% of the outstanding voting securities of the issuing Fund.[33] Calculated on this basis, acquisition and ownership of APS would not trip any of the numeric thresholds set forth under the Voting Security Provisions. We refer to this method of calculating voting security ownership as "share for share vote counting."

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31 Compliance under Section 12(d)(1)(A)(i) is measured at the time of acquisition. Therefore, if the Majority Director Requirement is triggered after the APS are acquired, the three percent limit of that section would not be implicated.

32 We recognize that each of the UBS-Affiliated Funds would be an affiliate of UBS, the Trusts and any UBS-affiliated Liquidity Provider pursuant to Section 2(a)(3)(C) of the 1940 Act (providing that any person who directly or indirectly controls, is controlled by or is under common control with another person is an affiliate of such other person).

33 As noted in the ICI No-Action Letter, funds often have common stock initially priced at a per-share price of less than $25, and maintain an asset coverage ratio that is somewhat higher than 200%. Thus, unlike the hypothetical in the text above, the percentage of voting securities comprised by APS is typically significantly less than 0.1%.

Alternatively, the determination as to whether the thresholds contained in the Voting Security Provisions have been exceeded could be made in the case of APS by attempting to reflect the ability of holders of APS to vote for a subset of directors pursuant to the Two-Director Requirement. One means by which to perform this calculation would be to multiply (1) a fraction, the numerator of which is the number of shares of APS of the Fund owned by the entity in question and the denominator of which is the total number of APS of the Fund that are outstanding by (2) a fraction, the numerator of which is two[34] and the denominator of which is the total number of directors serving on the board of such Fund. For example, assume that there are 10,000 shares of APS outstanding of Fund A, that Entity B acquires 3,000 shares of APS of Fund A, and that there are ten directors on the board of Fund A. If this vote counting method were applied, the APS as a class would be entitled to vote for 20% of the total number of directors, and Entity B, by virtue of its ownership of 30% of the outstanding APS, would be deemed to have acquired 6% of the outstanding voting securities of Fund A. Consequently, Entity B would be deemed to be an affiliated person of Fund A for purposes of Section 2(a)(3) and (if Entity B is a registered or Section 3(c)(1)- or (7)-exempted investment company) to have violated Section 12(d)(1)(A)(i) of the 1940 Act. We refer to this method of calculating voting security ownership as "weighted vote counting."

C. Analysis of Vote Counting Options

We believe that, in the context of the execution of the proposed structure described herein, policy and other arguments support the conclusion that share for share vote counting is an appropriate means by which to measure whether UBS or any Trust has exceeded the thresholds contained in the Voting Security Provisions and, thus, whether the Affiliate Restrictions or Section 12(d)(1)(A)(i) of the 1940 Act have been triggered.

1. Policy Considerations

Section 1(b)(2) of the 1940 Act provides that one of the purposes of the 1940 Act is to ensure that an investment company is operated in the interests of all of its shareholders, rather than in the interest of a special class of security holders or the interest of affiliated persons or other parties. In addition, the 1940 Act was designed to ensure that control of investment companies is not "unduly concentrated through pyramiding or inequitable methods of control."[35] Further, provisions of the 1940 Act regulating transactions with affiliated parties are designed to

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[34] Or, if the Fund provides that holders of APS may elect more than two directors pursuant to Section 18(a)(2)(C) of the 1940 Act, such number of directors.

[35] Section 1(b)(4) of the 1940 Act.

prevent overreaching in favor of transactions that are reasonable and fair to the registered investment company and its stockholders.[36]

With respect to Section 12(d)(1) of the 1940 Act, the Staff and the courts have identified the following potential abuses that Section 12(d)(1) was intended to limit:

- The acquisition of voting control of an investment company by another investment company, thereby subverting the investment policies of one company to suit those of the other;

- Undue influence over the portfolio management through the threat of large-scale redemptions and loss of advisory fees to the advisor, and the disruption of the orderly management of the investment company through the maintenance of large cash balances to meet potential redemptions;

- Inefficient or overly complex fund holding companies as investment vehicles, thereby resulting in investor confusion and the difficulty of an investor to appraise the true value of the relevant securities; and

- The layering of sales charges, advisory fees and administrative costs.[37]

None of the abuses identified above are present with respect to the acquisition by UBS and the Trusts of APS. Neither UBS nor the Trusts would acquire APS in order to subvert the investment policies of the issuing Funds or to exert influence over the management of the Funds. Instead, each of UBS and the Trusts would be passive investors and would be acquiring APS in order to provide liquidity to UBS clients who are currently unable to extract themselves from investments in APS for which auctions have failed.

In the context of APS issued by closed-end tax-exempt funds, it is our understanding that currently there are few options available for holders of these securities that would enable them to recover the full liquidation preference amount of their securities in cash.

Pursuant to the Treasury Notice, the Trust must offer to sell all APS that it holds in each auction or remarketing held with respect to those securities.[38] Therefore, the Trusts must sell the APS that they hold as soon as auctions or remarketings for those securities begin to succeed. Thus, the Trusts are intended to provide an interim solution for UBS clients, and each

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36 *See, e.g.*, Section 17(b) of the 1940 Act.

37 *See Mutual Series Fund Inc.*, SEC No-Action Letter (Nov. 7, 1995); *meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P.*, 260 F. Supp. 2d 616, 620 (S.D.N.Y. 2003).

38 Treasury Notice, Section 3.8.

Trust will, by its terms, liquidate once all of the auctions or remarketings for the APS held by that Trust clear and/or the issuing Funds redeem all of the APS held by that Trust.

Moreover, the acquisition of APS by UBS or the Trusts will not result in investor confusion or make it more difficult for an investor to value the APS. The proposed structure is designed to provide liquidity to certain investors in APS. UBS anticipates that this structure will improve the efficiency of the market for APS held by UBS clients by providing these investors with a means by which they will be able to realize the full value of their securities.

Finally, UBS will not receive any broker's or similar fees from its clients in connection with the purchase of APS, and the fees payable in connection with the creation and administration of the Trusts will be priced competitively. The role of the Trusts in providing liquidity to existing holders of APS should abate any layering concerns with respect to such fees.

2. Statutory Analysis

The proposition that ownership or acquisition of APS by UBS and the Trusts should be quantified on a share for share vote counting basis can be viewed as consistent with the second sentence of Section 2(a)(42) of the 1940 Act, which provides:

> A specified percentage of the outstanding voting securities of a company means such amount of its outstanding voting securities as entitles the holder or holders thereof to cast said specified percentage <u>of the aggregate votes which the holders of all the outstanding voting securities of such company are entitled to cast</u>.

(emphasis supplied). The portion of Section 2(a)(42) highlighted above suggests that the proper measurement for quantifying ownership of APS is determined by reference to the voting rights held equally by <u>all</u> voting security holders -- in other words, the share for share vote counting method. To take into account voting rights related to the Two-Director Requirement would require quantification of votes that some, but not all, holders of the investment company's outstanding voting securities are entitled to cast.

We also submit that the first sentence of Section 2(a)(42) of the 1940 Act supports this reading. That sentence refers to votes "for the election of directors of a company." This formulation does not suggest a subset of directors, but instead all of the directors.

This analysis is also consistent with Section 18(i) of the 1940 Act, which expressly states that every share of voting stock issued by a registered investment company shall have equal voting rights with every other share of voting stock issued by that company, except as provided in Section 18(a) or "as otherwise required by law." Section 18(a), which sets forth the additional voting rights for senior stock described above, does not include a provision explicitly adopting unequal treatment of investment company voting stock for purpose of applying the

Voting Security Provisions. We submit that, in light of the express language in Section 2(a)(42) of the 1940 Act cited above, and the absence of any explicit contrary provision elsewhere in the 1940 Act, or in any reported case law or Commission or Staff positions on the point, there is no other outcome "required by law" that would support the conclusion that the Voting Security Provisions should be interpreted on any basis other than with respect to voting rights possessed by all holders of voting securities.

This analysis, we believe, supports the proposition that, unless policy concerns arising under a particular set of facts and circumstances justify a different outcome, quantifying voting rights for purposes of the Voting Security Provisions by reference to voting rights held by some, but not all, holders of voting securities would not be consistent with the standard set forth in Sections 2(a)(42) and 18(i) of the 1940 Act. This is because holders of all of the outstanding voting securities (e.g., the common stockholders) of the issuing Fund would *not* be entitled to cast votes for the directors that only holders of senior securities may elect pursuant to the Two-Director Requirement. We do not believe any public policy concerns suggesting a different outcome are present in the proposed structure described herein.

3. Other Staff Interpretations

As noted above, we are not aware of any authority that directly analyzes this question. The following authority is, we believe, not directly on point and thus is not dispositive of the question we pose to the Staff. We suggest that the following authority can be construed so as to support the position set forth above.

In a no-action letter involving Drexel Burnham Lambert Incorporated,[39] the Staff addressed the question of whether rights of the holders of a class of APS to vote separately as a class with respect to certain matters specified in the certificate of incorporation violated the "equal voting rights" provision of Section 18(i) of the 1940 Act. In the Drexel No-Action Letter, holders of a version of APS referred to as Taxable Auction Rate Preferred Stock were entitled to elect two directors in accordance with the Two-Director Requirement, and holders of this APS and common shareholders were entitled to vote together as a single class for the remaining directors. The request letter noted that, in a hypothetical offering of 10,000,000 shares of common stock (one vote per share) and 500 shares of preferred stock (one vote per share), the "aggregate voting power of the [p]referred [s]hares would be fairly insignificant relative to that of the [c]ommon [s]tock." Thus, by comparing the number of shares of this APS to the number of shares of common stock without taking into account the class-specific voting rights of this APS in accordance with the Two-Director Requirement or otherwise, the request letter can be read to endorse share for share vote counting.

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39 *Drexel Burnham Incorporated*, SEC No-Action Letter (June 14, 1989) (the "*Drexel No-Action Letter*").

We note, however, that our ability to rely on the Drexel No-Action Letter in connection with our analysis may be limited by the fact that the letter seeks no-action with respect to Section 18(i) of the 1940 Act, which specifically carves out the exclusive voting rights of senior securities (including the Two-Director Requirement) provided by Section 18(a). One potential reading of the Drexel No-Action Letter is that its analysis is expressly inapplicable to voting rights granted pursuant to Section 18(a). Alternatively, consistent with our analysis of Section 18(i) above, it is possible that the Drexel No-Action Letter supports the proposition that Section 18(i) can be read as requiring that voting rights under the 1940 Act be analyzed on the basis of all voting security holders. As noted above, Section 18(a) of the 1940 Act does not explicitly alter this conclusion. Instead, that section provides exceptions to the general equality rule of Section 18(i), including the Two-Director Requirement, but does not explicitly require that Section 18(a) be taken into account in determining whether the thresholds contained in the Voting Security Provisions have been exceeded.

The Staff has determined that in evaluating the question of control under Section 2(a)(9) in the context of a fund with two classes of common stock, one of which possessed super-majority votes, voting power would be evaluated for purposes of determining whether a specified numeric threshold would be triggered. In a no-action letter involving American Century Companies, Inc.,[40] the issuer had two classes of common stock -- Class A (one vote per share), which had the contractual right to elect 25% of the directors to the exclusion of Class B, and Class B (10,000 votes per share), which had the contractual right to elect 75% of the directors to the exclusion of Class A. A shareholder proposed to purchase shares of Class A common stock representing 45% of all of the outstanding shares of common stock. While the Staff did not specify how voting power should be calculated, the Staff agreed that it was appropriate to evaluate the question of whether a specified numeric threshold would be triggered by giving effect to the heightened voting power of the Class B common stock, and accepted the request letter's representation that the acquiring stockholder be deemed to hold a maximum of 10.83% of the voting power of the fund. As a result, the Staff agreed that the shareholder was entitled to the presumption of non-control under Section 2(a)(9) of the 1940 Act.

We believe that the American Century No-Action Letter is consistent with the foregoing analysis and ought not be read to support weighted vote counting for APS. In the American Century No-Action Letter, only common stock was involved. Therefore, the Section 18(a)(2) Voting Rights, including the Two-Director Requirement, were not implicated. The Staff correctly evaluated the threshold contained in Section 2(a)(9) of the 1940 Act by giving effect to the weighted voting rights held by the two classes of common stock. This result is consistent with our interpretation of Section 2(a)(42) of the 1940 Act, as described above. We do not believe that this logic is necessarily applicable when evaluating voting rights held only by senior security holders, such as the Two-Director Requirement.

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40 *American Century Companies, Inc. / J.P. Morgan & Co., Incorporated*, SEC No-Action Letter (Dec. 23, 1997) (the "*American Century No-Action Letter*").

We acknowledge that the Commission has consistently taken the position that determinations of whether a security constitutes a "voting security" under the 1940 Act must be made based not only on the formal legal entitlement to vote for the election of directors but also on the de facto ability to determine, or influence the determination of, the identity of the issuer's directors.[41] The APS is clearly a voting security (as defined in Section 2(a)(42) of the 1940 Act), so these holdings do not necessarily inform our analysis. However, as discussed more fully below, we do not believe that there are facts or circumstances present that would provide UBS or the Trusts with the de facto ability to determine, or influence the determination of, the identity of any of the Fund directors. We note that the Commission has taken a similar "facts and circumstances" position in evaluating compliance with the requirements that voting securities have equal voting rights under Section 18(i). As we noted above, while it is not clear that Section 18(i)'s "equal voting" mandate can be read to inform how the Voting Security Provisions should be implemented, we do believe it is appropriate to take the position that the 1940 Act's clear focus on equality of voting rights, save for specifically enumerated exceptions in Section 18(a), supports the proposition that calculations of ownership of voting securities should be performed consistently with the broad equality mandate of Section 18(i). To that end, we note that the Commission has stated:

> Problems of interpretation may well arise from defining with exactitude what constitutes equal voting rights within the meaning of Section 18(i). It is apparent that in certain cases an inflexible adherence to any rigid interpretation could produce grave distortions of the apparent intent of Congress to require a reasonably equitable distribution of voting power consistent with the applicable provisions pertaining to the different classes of stock. What might constitute a reasonable interpretation of equal voting rights in one case might produce an extremely inequitable condition in another. We feel, therefore, that each individual case must be decided upon the particular factors involved.[42]

We are not aware of any Commission, Staff or judicial authority that analyzes the proper methodology for quantifying holdings of senior securities that carry Section 18(a)(2) Voting Rights for purposes of the Voting Security Provisions, or that provides clear guidance on this question. We are also not aware of any policy reasons that would support use of weighted vote counting as the only required means of quantification in the context of the acquisition and ownership of the APS by UBS or the Trusts. In addition, we are not aware of any industry

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41 *See, e.g., Wells Fargo Alternative Asset Management, LLC*, SEC No-Action Letter (Jan. 26, 2005).

42 *In the Matter of Solvay American Corporation*, Investment Company Act Release No. 1165, 27 SEC Docket 971 (April 12, 1948); cited in the Staff's response in the Drexel No-Action Letter.

practice pursuant to which voting rights of senior securities that are stock are quantified, other than on the share for share basis, in accordance with Section 18(i) of the 1940 Act. Given that the substantive provisions of the statutes in question all date back to the initial adoption of the 1940 Act, we believe that the apparent absence of Commission, Staff or judicial guidance on this point suggests that the share for share methodology described above is an acceptable means by which to perform these quantifications in the context of holdings of APS by UBS or the Trusts.

D. The Majority Director Requirement

We believe that, due to the contingent nature of the Majority Director Requirement, this requirement should not be taken into account in evaluating whether the thresholds contained in the Voting Security Provisions have been exceeded unless and until the dividend trigger contained in that requirement has in fact occurred. As noted above, Section 2(a)(42) of the 1940 Act defines "voting security" as "any security presently entitling the owner or holder thereof to vote" (emphasis supplied). Pursuant to the Majority Director Requirement, the holders of APS would be entitled to elect a majority of the board of directors of an issuing Fund only if two full years' dividends have not been paid. Thus, insofar as the Majority Director Requirement is concerned, the holders of APS do not "presently" have the right to vote. We believe that this position is consistent with interpretations under other provisions of the Federal securities laws.[43]

In addition, we note that certain self-regulatory organizations, such as the New York Stock Exchange, provide holders of listed preferred securities with voting rights that are similar to the Majority Director Requirement.[44] The Majority Director Requirement is also similar to a right afforded to lenders in certain credit agreements. Like these other provisions, the Majority Director Requirement principally is concerned with affording the holders of senior securities with control rights if, and only to the extent that, dividends have not been paid.

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43 For example, a party does not have a "Schedule 13D filing obligation until the contingencies over which it has no control are waived or satisfied." SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Interpretation O.15 (1997). In addition, under Rule 13d-3(d)(3) of the Exchange Act, a pledgee of securities who lacks the power to vote or dispose of securities prior to a default is not considered to be the beneficial owner of such securities, provided that the pledge agreement is bona fide and was not entered into for the purpose of changing or influencing the control of the issuer. SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Interpretation O.11 (1997); *see also Santa Fe Gaming Corp. v. Hudson Bay Partners, L.P.*, 49 F. Supp. 2d 1178 (D. Nev. 1999) (holding that nonvoting securities that carry the right to vote in the event of certain contingencies, such as following a default, remain nonvoting securities until the contingencies have been removed).

44 Section 313.00(C) of the NYSE Listed Company Manual provides that holders of "preferred stock, voting as a class, should have the right to elect a minimum of two directors upon default of the equivalent of six quarterly dividends."

Further, as noted above, Section 12(d)(i)(A)(i) speaks to ownership at the time of acquisition. Therefore, even if the Majority Director Requirement were triggered after acquisition of the APS, the three percent limit would not be triggered.[45] The Majority Director Requirement, therefore, should not be taken into account for the purposes of evaluating whether the thresholds contained in the affiliation and control provisions of the Voting Security Provisions have been exceeded unless and until the contingency underlying such requirement has been triggered, and then only to the extent the Voting Security Provisions are measured against the ownership, as opposed to the acquisition, of the senior securities in question.

E. The Adverse Reorg Requirement and the Section 13(a) Requirement

We believe that neither the Adverse Reorg Requirement nor the Section 13(a) Requirement should influence the analysis of whether the thresholds contained in the Voting Security Provisions have been exceeded. The Adverse Reorg Requirement protects the holders of senior securities by requiring that such holders, as a class, approve any plan of reorganization that adversely affects such securities. The Section 13(a) Requirement requires that holders of senior securities, as a class, approve certain matters such as changing from closed-end to open-end status, changing policies on leverage, or changing fundamental investment policies.

Both of these requirements are principally concerned with protecting the rights of holders of senior securities in the event of an adverse reorganization or change in a Fund's investment policies, and not with conferring control rights on such holders. One of the purposes of Section 18(a)(2)(D) is to protect the holders of preferred stock from action taken unilaterally by common shareholders (who, as noted above, typically hold substantially all of a fund's voting securities) that has an adverse effect on the preferred shareholders' investments. As a holder of the APS, it is expected that the Trusts would seek a degree of certainty that the policies of a Fund will not be changed, including by evaluating and approving any change in policies that the Fund will abide by in managing its portfolio. However, the ability of the Trusts to vote against, and effectively prevent, actions subject to Section 18(a)(2)(D) does not constitute control over a Fund for several reasons. The power to vote—even the power to veto—does not mean that the Trusts can direct a Fund to take action. It merely provides the power to prevent a Fund from taking action that it deems adverse to its status as a preferred shareholder. Preferred stock generally has a right to a class vote under applicable corporate law in respect of proposed actions that could be adverse to the preferred holders. This right has not generally been thought to place control of the issuer in the hands of the holders of the preferred stock. We also note that similar consent rights and restrictions are often included in credit agreements, and lenders to registered investment companies are not therefore considered to control the borrower as a result of those agreements.

In addition, Fund management generally will remain in control of a Fund's policies and operations and hold the right to decide when changes in such matters will be brought

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45 *See* footnote 31 above.

to a vote of shareholders. Fund management is unlikely to present matters covered by Section 18(a)(2)(D) for a shareholder vote if it believes that its proposal will fail to gain approval by preferred shareholders, whether or not the Trusts are holders of a substantial percentage of the preferred securities of a Fund. Consequently, we believe that a reorganization or a change in a Fund's investment policies would occur (if at all) so infrequently, and only at the direction of Fund management, so as to abate any control concerns. Therefore, neither of these requirements should raise the concerns noted above relating to the acquisition of voting control, undue influence or other policy concerns relating to the Voting Security Provisions.

F. Subjective Concepts of Affiliation/Control

Even if holdings of APS do not exceed the five percent affiliation threshold of Section 2(a)(3) of the 1940 Act or the 25% threshold establishing the presumption of control under Section 2(a)(9) of the 1940 Act, a question could theoretically be raised as to whether the cumulative impact of the Section 18(a)(2) Voting Rights may confer subjective affiliation or control. These determinations depend upon the facts and circumstances of the particular situation.[46]

The right to elect directors that is required by Section 18(a)(2)(C) was included in the 1940 Act to avoid the types of inequities committed upon holders of preferred stock prior to the enactment that statute.[47] The voting requirement was primarily included in the 1940 Act as a protective measure for holders of the preferred stock,[48] but was not intended to give those holders "control" of a fund.[49] Rather, a fund would have to fail to pay dividends in an amount

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46 *See, e.g., Exchange-Traded Funds*, Securities Act Release No. 8901, Investment Company Act Release No. 28193 (March 11, 2008), at footnote 218.

47 *See* Investment Trusts and Investment Companies, Part 3, H.R. Doc. No. 279, 76th Cong., 1st Sess. (1939).

48 *See, e.g.,* Report of the Securities and Exchange Commission on Investment Trusts and Investment Companies, Part 3, Chapter 5, H.R. Doc. No. 279, 76th Cong., 1st Sess. (1939), at pp. 1790-96.

49 *See* Hearings Before a Subcommittee of the Committee on Interstate and Foreign Commerce, House of Representatives, 76th Cong., 3rd Sess. (1940), at pp. 1046-47 (statement of Commissioner Robert E. Healy). In his statement, Commissioner Healy said:

> I do not for a minute believe that we should have a statute here which permits anybody to turn the voting control of a corporation over to the preferred stock holders merely because the preferred stock happens at a particular moment to be under water, or merely because the dividends have been passed, let us say, for one period or for a year. Yet, in [some] cases the preferred stock has not had a dividend for five, six, seven or eight years, and the preferred stock holder is completely helpless. If this language [in the bill] is not satisfactory, then I should like to suggest that the committee consider a provision that after dividends have been arrears for a certain length of time, the preferred stock holders, voting as a class, can elect X percentage of the board of directors. You

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equal to two years of dividends before a holder could gain control by electing a majority of the board. In addition, as noted above, we do not believe that the various policy concerns relating to affiliation with, or control of, an issuing Fund would be present.

We acknowledge that the requisite element of control may be present if (a) UBS or the Trusts acquired 100% of the outstanding APS with respect to a Fund,[50] (b) the two directors elected by UBS or the Trusts represented either a majority of the entire board of directors or a majority of independent directors of a Fund or (c) the two directors elected are officers, directors, partners, co-partners or employees of UBS. We note that neither UBS nor the Trusts will acquire 100% of the outstanding APS of any Fund. In addition, as of the date of this letter, none of the Funds have fewer than five members of the board of directors.[51] In addition, the documentation creating each Trust will provide that neither UBS nor the Trust will nominate or elect as a director of a Fund in which UBS and the Trusts collectively own greater than 50% of the outstanding APS any person who is an officer, director, partner, co-partner or employee of UBS or any of the Trusts.[52]

We also acknowledge that other relationships or arrangements between a Fund and UBS or the Trusts could lead to a different conclusion. For example, if UBS or the Trusts owned a sufficient percentage of common stock of a Fund, such that when combined with its holdings of APS of such Fund, it would own five percent or more of the Fund's outstanding voting securities, UBS or the Trusts would not be able to rely upon this letter with respect to the Affiliate Restrictions. In contrast, if UBS or the Trusts served as a broker or dealer to a Fund, acted as a market maker in securities issued by a Fund or provided other services, in each case in

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> might put an additional safeguard by providing that the control of the board of directors should not be turned over while the common stock can demonstrate that there is a fair chance that the dividends can be resumed . . ..

See also the American Century No-Action Letter (determining that certain approval rights and management replacement rights afforded to stockholders that apply only in certain extraordinary situations do not justify rebutting the presumption of non-control).

50 Even if UBS or the Trusts were to acquire 100% of a particular series of APS, we do not believe that such fact alone would in all cases be enough to rebut the presumption of non-control.

51 None of the Funds provide the holders of APS with the right to elect more than two directors. Thus, with respect to each of the Funds, holders of all outstanding APS as of the date of this letter do not have the ability to elect a majority of the entire Board or a majority of the independent directors of any of the Funds.

52 With respect to Funds in which UBS and the Trusts collectively own less than 50% of the outstanding APS, and thus with respect to which neither UBS nor the Trusts can control the election of directors, UBS and/or the Trusts will cause any nominee for director of such a Fund who happens to be an officer, director, partner, co-partner or employee of UBS or any of the Trusts to refuse any nomination to serve as director of such a Fund for so long as UBS or the Trusts own any APS issued by that Fund. The limitations described in this footnote and the accompanying text will not apply to any UBS-Affiliated Funds.

the ordinary course of business and on typical commercial terms, those arrangements should not preclude reliance on this letter. We note that none of the Trusts intend to own common stock of any of the Funds.[53]

Further, as noted above, pursuant to the Treasury Notice, with respect to any APS held by the Trusts, the Trusts must submit sell orders in all auctions or remarketings, as the case may be, conducted on behalf of each Fund regarding the applicable series of APS. The fact that the Trusts would be selling their APS as soon as auctions or remarketings, as the case may be, are conducted, is a further factor indicating that the policy considerations underlying the affiliation and control provisions of the 1940 Act are not present.

G. Voting Arrangements

We note that the Trusts will put into place voting arrangements with respect to the APS that they acquire that would further support the conclusion that the Trusts would not control or exercise influence over a particular Fund, regardless of the percentage of APS of the Fund that the Trusts own. Pursuant to these voting arrangements, when a Fund solicits the vote of APS that are held by a Trust with respect to contested matters (i.e., matters for which management of the Fund has indicated its dissent), the relevant Trust would, in turn, seek instructions from the holders of the corresponding Floaters, and would only vote if it received instructions from the holders of such Floaters. When, however, a Fund solicits the vote of a Trust with respect to matters that are not contested, that Trust would vote the relevant APS with, and in the same proportion as, the other owners of the relevant class of APS.[54] By voting according to the instructions of the holders of the Floaters in contested matters and with the other holders of the relevant class of APS in uncontested matters, the Trusts would not be exercising control or influence with respect to the Fund.

H. Conclusion

For the reasons set forth above, we believe that:

- The share for share vote counting method is an appropriate means for determining whether UBS or the Trusts (as the case may be), as owner of APS that they

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53 UBS AG and affiliates (other than the Trusts) currently do not hold any positions in the common stock of any of the Funds that are reportable under Section 13(d), and do not have any present intent to acquire additional shares of common stock of any of the Funds. UBS AG and its affiliates (other than the Trusts) may elect to acquire common stock of one or more Funds from time to time in the future. Such ownership could arise, for example, pursuant to market making activities, acquisitions in brokerage accounts over which UBS has discretionary authority or as proprietary investments by UBS. UBS confirms that any such acquisitions will be made, and maintained, in full compliance with relevant securities and other laws.

54 These voting arrangements will be contained in the documentation of the proposed structure described herein and will be amendable only with UBS's prior consent.

acquire pursuant to the execution of the proposed structure described herein, have exceeded the thresholds contained in the Voting Security Provisions in light of the voting rights accorded by the Two-Director Requirement; and

- The several Section 18(a)(2) Voting Rights, considered in the aggregate, do not, in the context of the ownership and acquisition of APS by UBS or the Trusts pursuant to the execution of the proposed structure described herein and based on the facts and circumstances described herein, constitute subjective affiliation with or control of an issuing Fund for purposes of Sections 2(a)(3) and 2(a)(9) of the 1940 Act.

Consequently, we have requested under the caption "Requested Relief" above your assurance that the Staff of the Division of Investment Management will not recommend that the Commission take enforcement action against UBS, the Trusts or any Fund (with respect to UBS or the Trusts) under the Affiliate Restrictions, or against UBS or the Trusts under Section 12(d)(1)(A)(i) of the 1940 Act.

III. Potential Attribution of Ownership of APS to Holders of Floaters Under the 1940 Act

As noted above, it is contemplated that a voting arrangement will be put into place whereby a holder of Floaters would have voting power in contested matters with respect to the APS that corresponds to such holder's Floaters. In addition, the ability of the Trusts to pay par plus accrued and unpaid distributions in respect of the Floaters without reliance upon the Liquidity Facility will depend primarily upon the performance of the corresponding APS. Thus, a question could theoretically be raised as to whether, in connection with a holder's ownership of Floaters, (i) such holder would be deemed to own APS in amounts that exceed the respective thresholds contained in the Voting Security Provisions and (ii) such holder would be deemed to own APS in amounts that exceed the threshold contained in the issuer diversification provisions of Rule 2a-7(c)(4).[55]

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[55] We believe that the plain language of the issuer diversification provisions do not require holders of Floaters to look through to the APS held by the Trusts. We note that Rule 2a-7(c)(4)(ii)(D)(1)(i) does impose a look-through requirement in respect of Asset Backed Securities. That term is defined in Rule 2a-7(a)(3) as a fixed income security issued by a special purpose entity substantially all the assets of which consist of Qualifying Assets. Qualifying Assets, in turn, are defined in the same rule as financial assets "that by their terms convert into cash within a finite time period." APS, which is a perpetual security, by its terms does not convert into cash within a finite time period. We are not aware of any authority suggesting these look-through provisions apply to holdings of securities that do not constitute Asset Backed Securities as defined in Rule 2a-7(a)(3). While the definition of Qualifying Assets in Rule 2a-7(a)(3) also refers to "other assets designed to assure the servicing or timely distribution of proceeds to security holders," we believe that this reference is also not applicable to the APS underlying the Floaters, as the APS, as a perpetual security, is not designed to assure the timely distribution of proceeds to the holders of the Floaters. Instead, proceeds are returned based upon events wholly outside the control of the Trusts (e.g., issuer redemptions or the resumption of successful auctions), with a backstop provided by the Liquidity Facility.

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As described above, we believe that, with respect to the ownership by UBS or the Trusts of APS, (i) the share for share vote counting method is an appropriate means for determining whether the thresholds contained in the Voting Security Provisions have been exceeded and (ii) the several Section 18(a)(2) Voting Rights, considered in the aggregate, do not constitute subjective affiliation or control for purposes of Sections 2(a)(3) and 2(a)(9) of the 1940 Act. Assuming that these principles apply with respect to the ownership by UBS or the Trusts of the APS, we believe that these principles should also apply to the question of whether a holder of Floaters should be deemed to own or control the underlying APS for purposes of the Voting Security Provisions solely by virtue of that holder's ownership of Floaters.[56] We therefore believe that, solely with respect to the underlying APS, the Trusts should not be viewed as having acquired voting securities of a Fund in excess of the percentage limitation contained in Section 12(d)(1)(A)(i) of the 1940 Act. For the reasons set forth above, we have requested under the caption "Requested Relief" above your assurance that the Staff of the Division of Investment Management will not recommend that the Commission take enforcement action against any holder of Floaters under the Affiliate Restrictions or Section 12(d)(1)(A)(i) of the 1940 Act.

IV. Acquisition by the Liquidity Provider of the Floaters

A. General

We understand that it might be possible to characterize the Liquidity Provider's obligation to acquire any Floaters that are tendered into a remarketing if those Floaters fail to be remarketed as being an "offer" subject to Section 14(e) of the Exchange Act and Regulation 14E promulgated thereunder.[57] However, because we do not believe that the Liquidity Provider's

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We also note that, because the Liquidity Provider is an affiliate of UBS (and UBS, in turn, is affiliated with the Trusts), the Liquidity Facility constitutes a Guarantee issued by a control person (the term Guarantee, as defined in Rule 2a-7, includes an Unconditional Demand Feature, such as the Liquidity Facility -- see Rule 2a-7(a)(15) and Rule 2a-7(a)(26)). Therefore, money market funds that purchase Floaters will be subject to Rule 2a-7's issuer diversification requirements (see Rule 2a-7(c)(4)(i), which would not apply to the Floaters if they were subject to a Guarantee Issued by a Non-Controlled Person, as that term is defined in Rule 2a-7(a)(16)). In addition, money market funds that purchase Floaters will be subject to the diversification rules for demand features and guarantees (see Rule 2a-7(c)(4)(iii)(C)).

[56] *See generally, e.g., Metropolitan Life Insurance Company*, SEC No-Action Letter (Nov. 23, 1999) (interpreting beneficial ownership under Section 2(a)(9) in accordance with the standard set forth in Rule 13d-3 under the Exchange Act). Section 2(a)(3) refers to "owning, controlling or holding" securities, and Section 12(d)(1)(A)(i) refers to "own[ing]" securities. Since these provisions refer only to "ownership" and not to "beneficial ownership," an argument can be made that these provisions apply a narrower concept of ownership as compared to Section 2(a)(9), although we have found no authority to that effect.

[57] The Liquidity Provider's obligation to purchase the Floaters will be subject to neither Section 14(d) of the Exchange Act and Regulation 14D promulgated thereunder nor (if the Liquidity Provider is an affiliate of UBS) Section 13(e)(1) of the Exchange Act and Rule 13e-4 promulgated thereunder. Section 14(d) applies to tender offers for equity securities that, among other things, are registered pursuant to Section 12 of the Exchange Act or that have (continued...)

obligation to purchase Floaters presents the types of risks against which Regulation 14E was designed to protect, and for the other reasons specified below, we do not believe that this obligation should be subject to Regulation 14E. We have therefore requested under the caption "Requested Relief" above your assurance that the Staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action against UBS, the Trusts or the Liquidity Provider (which is currently intended to be UBS AG, Cayman Islands Branch) if the offer by the Liquidity Provider to purchase Floaters pursuant to the Liquidity Facility is conducted without complying with Regulation 14E.

B. Compliance with Terms of Eaton Vance No-Action Letter

In the Eaton Vance No-Action Letter, the Staff advised that it would not recommend that the Commission take enforcement action if the liquidity provider's offer to purchase LPPS pursuant to the liquidity event feature described therein is conducted without complying with applicable tender offer rules.[58] Each remarketing of the Floaters will be subject to remarketing procedures, and entitled to the benefits of the Liquidity Facility, that are substantially similar to the remarketing and liquidity procedures described in the Eaton Vance No-Action Letter.[59] Therefore, we believe that the question of whether the tender offer rules should apply to the liquidity provider's offer to purchase LPPS pursuant to the liquidity event feature described in the Eaton Vance No-Action Letter is substantially analogous to the question of whether Regulation 14E should apply to the Liquidity Provider's obligation to purchase the Floaters pursuant to the Liquidity Facility.

We note, in particular, that holders of Floaters will have the right to sell their Floaters at face amount plus accrued and unpaid distributions pursuant to the remarketing procedures described above. In addition, the Liquidity Provider will be obligated to purchase at face amount plus accrued and unpaid distributions any Floaters that have been tendered into but fail to be sold through a remarketing.

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been issued by a closed-end investment company registered under the 1940 Act. Similarly, Section 13(e)(1) applies to purchases of equity securities by an issuer that has a class of equity securities registered under Section 12 of the Exchange Act or that is a registered closed-end investment company. The Floaters will not be registered under Section 12 of the Exchange Act, and the Trusts will not otherwise have a class of equity securities registered thereunder. In addition, the Trusts will be excepted from the definition of an "investment company" pursuant to Section 3(c)(7) of the 1940 Act.

58 *See also* the BlackRock No-Action Letter.

59 We note that, unlike in the Eaton Vance No-Action Letter, it is currently anticipated that the Floaters would not be subject to escalating distribution rates in the event that a certain percentage of the Floaters were required to be purchased by the Liquidity Provider. We also note that holders of Floaters will be entitled to tender Floaters into a remarketing, and withdraw their tender, up to the specified deadline for the remarketing (currently anticipated to be 10:00 a.m., New York City Time, on the day of the remarketing), rather than a deadline on the business day before remarketing, as in Eaton Vance.

The Division of Corporation Finance considered a number of facts in connection with the no-action position issued with respect to the applicable tender offer rules in the Eaton Vance No-Action Letter.[60] The proposed structure described herein conforms substantially to each of these facts, as described below (the following list follows the text of the Staff's response in the Eaton Vance No-Action Letter):

- At the time of initial issuance and each remarketing, the Trusts and the Liquidity Provider will make all offers and sales of Floaters and any related security pursuant to an effective Registration Statement or in reliance on an available exemption from the registration requirements under the Securities Act pursuant to Section 4(2) thereunder;[61]
- The terms and conditions of the Liquidity Facility are fixed and will apply to each remarketing;
- The Liquidity Facility will be open to all holders of the Floaters (except Floaters held by the Liquidity Provider);
- The Liquidity Provider will offer to purchase all Floaters that fail to be remarketed at a price equal to the face amount plus accrued and unpaid distributions;
- An offering memorandum will be delivered to holders of Floaters on every remarketing date;
- Any offering memorandum that is delivered to holders of Floaters will describe the operation of the Liquidity Facility and explain in detail how a distribution rate will be affected if the Remarketing Agent is unable to remarket all Floaters that holders have elected to have remarketed (i.e., a Non-Clearing Remarketing);
- In the event of a Non-Clearing Remarketing, a notice will be issued to holders of the Floaters;
- The Liquidity Provider is required to tender all Floaters that it holds, as a result of being required to purchase Floaters pursuant to the Liquidity Facility, into each subsequent remarketing until the Floaters are sold, with no right to hold the Floaters at a particular distribution rate;
- Holders of the Floaters other than the Liquidity Provider will have the ability to revoke their notice to participate in a remarketing until a specified deadline for the remarketing (this deadline is currently anticipated to be 10:00 a.m., New York City time, on the day of the remarketing, but in no event will it be earlier than one business day prior to the remarketing date);

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60 *See* Eaton Vance No-Action Letter, at pp. 7-8 of the Staff's response letter.

61 We note that the Trusts intend to offer and sell Floaters and Residuals in private placements under Section 4(2) of the Securities Act to Qualified Institutional Buyers as defined in Rule 144A under the Securities Act. All secondary market sales by holders of Floaters would occur through a remarketing process in transactions that are exempt from the registration requirements under the Securities Act. See text accompanying footnote 19 above.

- The Liquidity Provider must tender all Floaters that it holds, as a result of being required to purchase Floaters pursuant to the Liquidity Facility, into each remarketing until such Floaters are sold, and any such sale shall occur at the rate set by the Remarketing Agent pursuant to the terms of the Floaters and the organizational documents of the relevant Trust;
- Payment for the Floaters purchased by the Liquidity Provider will occur promptly;
- None of the Liquidity Provider, any Trust nor any affiliate thereof will take any steps to encourage or discourage holders of the Floaters from triggering a failure of a remarketing such that the Liquidity Provider will be obligated to purchase Floaters under the Liquidity Facility; and
- In the event that the Liquidity Facility will not be renewed, will otherwise be terminated or a new liquidity agreement with a replacement Liquidity Provider will be entered into, holders of Floaters will be notified at least two remarketings in advance of such event. In addition, non-renewal or termination of the Liquidity Facility without replacement will trigger a mandatory tender event under the documentation, pursuant to which all Floaters issued by the affected Trust will be purchased by the Liquidity Provider prior to the expiration or termination of the Liquidity Facility.

We believe that many of the substantive arguments made in the Eaton Vance No-Action Letter regarding why the applicable tender offer rules should not apply to the structure described therein are applicable to the question of whether Regulation 14E should apply to the Liquidity Facility. We summarize these facts below, again following the sequence in the Eaton Vance No-Action Letter.[62]

1. The Liquidity Facility Ensures the Holders Have Liquidity and is Not Intended to Create the Attributes of a Tender Offer

The Liquidity Facility, in conjunction with the terms of the remarketing process for the Floaters, effectively provides a holder of the Floaters with maturity protection meeting the requirements of a demand feature that complies with all of the conditions of sub-section (a)(8) of Rule 2a-7 of the 1940 Act. The Floaters, similar to other auction or remarketed securities, requires a regularly scheduled, periodic investment decision by the holder to participate in the remarketing process. In connection with that investment decision, a holder determines whether or not to sell in the remarketing, and all sales pursuant to the remarketing would occur at par plus accrued and unpaid distributions. The Liquidity Facility merely ensures that once a holder has determined to tender its Floaters in the remarketing, that transaction is consummated in the instance where there are insufficient purchase orders to fill all tenders.

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62 *See generally* Eaton Vance No-Action Letter, at pp. 18-26 of request letter.

2. *The Liquidity Provider Does Not Seek Influence or Control*

In *Wellman v. Dickinson*,[63] the court stated that the underlying purposes of the tender offer rules were to "give protection to shareholders in shifts of corporate control, [and] to require prior disclosure if the shift occurred through a tender offer . . . ."[64] Any acquisition of Floaters by the Liquidity Provider would occur with a view toward providing liquidity for the Floaters, not to influence control of the relevant Trust or Fund. In addition, the transaction documents will require the Liquidity Provider to offer to sell Floaters acquired pursuant to the Liquidity Facility in the remarketing immediately following such acquisition and to continue to make such offers to sell until the Floaters are in fact sold. This provision is inconsistent with an intent to seek to influence or control a Trust or underlying Fund.

3. *Existing Case Law and Staff Interpretations Support the Proposition That the Liquidity Facility Does Not Present the Types of Risks Against Which Regulation 14E Was Designed to Protect*

The term "tender offer" is not defined in the Federal securities law. Certain courts, as well as the Staff, have developed an eight factor test based upon the Wellman decision (the "*Wellman Factors*") to analyze whether a transaction presents the risks that the tender offer rules (including Regulation 14E) were designed to address, and thus should be considered a tender offer.[65] The Wellman Factors are not an exclusive list, but instead provide guidance as to whether the economic reality of a transaction is such that it should be viewed as a tender offer. While certain features of the Liquidity Facility might be considered to implicate some of the Wellman Factors, on balance we believe that the Liquidity Provider's obligation to purchase Floaters pursuant to the Liquidity Facility should not be deemed to constitute a tender offer.

The Wellman Factors, and our analysis of their relevance to the Floaters, are described below.[66]

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63 *Wellman v. Dickinson*, 475 F. Supp. 783 (S.D.N.Y. 1979).

64 *See id.* at 817.

65 *See, e.g.*, Release No. 34-16385 (Nov. 29, 1979), *Carter Hawley Hale*, 760 F.2d 945, 949-50; *Energy Ventures, Inc. v. Appalachian Co.*, 587 F. Supp. 734, 740 (D. Del. 1984); *Wellman, supra*, 475 F. Supp. at 823-24.

66 *See Carter Hawley Hale, supra*, 760 F.2d at 950; *Energy Ventures, supra*, 587 F. Supp. at 740; *Crane Co. v. Harsco Corp.*, 511 F. Supp. 294, 302 (D.Del. 1981); *Wellman, supra*, 475 F. Supp. at 823-24.

a. An Active and Widespread Solicitation of Public Shareholders for Shares of an Issuer

We believe that, on balance, the Liquidity Facility should not be considered to implicate this factor. It could be suggested that there is an active solicitation because the Remarketing Agent will deliver an offering memorandum describing the Liquidity Facility to all holders of Floaters. However, while this information will be disseminated to existing and potential holders of the Floaters, we believe that the delivery of an offering memorandum pursuant to Securities Act prospectus delivery interpretations does not constitute "engaging in an active and widespread solicitation" as such terms have been interpreted by the courts.[67]

b. The Solicitation is Made for a Substantial Percentage of the Issuer's Stock

This factor may be implicated by the Liquidity Facility, in that it is possible that a substantial percentage of a Trust's Floaters could be put to the Liquidity Provider in the event of a failed remarketing. However, we do not believe that this possibility necessarily implicates this factor. The Liquidity Provider is not seeking to acquire a substantial percentage of the Floaters, but instead is offering to provide liquidity by undertaking to purchase Floaters that holders sought to sell but were unable to do so due to a failed remarketing. The amount of Floaters that the Liquidity Provider actually purchases after a failed remarketing is entirely out of the Liquidity Provider's control, and may in fact be a very small percentage of the total Floaters that have been issued by the Trust in question.

c. The Offer to Purchase is Made at a Premium Over the Prevailing Market Price

We believe that this factor should not be viewed as being implicated by the Liquidity Facility, in that any purchase of Floaters will be made at the same price (par plus accrued and unpaid distributions) as would be paid in any sale in a successful remarketing. This is also the same price as the holders paid for the Floaters. We recognize that, in the absence of the Liquidity Facility, the market price for the Floaters in the event of a failed remarketing would likely be less than par plus accrued and unpaid distributions. We submit, however, that there is currently no market for securities such as the Floaters without the presence of a demand feature such as the Liquidity Facility, and therefore the prospect of seeking to ascertain market price in

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67 Courts have found "active and widespread solicitation" in cases where the offeror has contacted the target shareholders directly with unexpected purchase offers. See *Wellman, supra,* 475 F. Supp. at 824 (finding "active and widespread solicitation where the offeror solicited the holders of 34% of the target's outstanding shares via telephone calls made directly to the shareholders); *The Hoover Co. v. Fuqua Industries, Inc.* (N.D. Ohio 1979), [1979-80 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶97,107 (finding "active and widespread solicitation" where the offeror sent a series of three letters outlining the terms of its offer to members of a family that held 41% of the target's outstanding stock).

the event of a failed remarketing and in the absence of the Liquidity Facility is a hypothetical, rather than real, scenario.

d. The Terms of the Offer are Firm Rather Than Negotiated

This factor may be considered to be present in that the terms of the Liquidity Facility are fixed and there is no ability for the holders of Floaters to negotiate the price at which the Liquidity Provider will acquire their Floaters in the event of a failed remarketing. These terms will be disclosed to the holders in the offering memorandum that is delivered to them prior to the time of their decision to invest in the Floaters. We submit that the fact the terms of the Liquidity Facility are fixed rather than negotiable should not affect the tender offer analysis because the holder of the Floaters determines whether to sell in the remarketing and at what distribution rate the holder would continue to hold Floaters rather than sell. The Liquidity Facility does not affect this decision. The fixed nature of the Liquidity Facility demonstrates that it is designed to promote the liquidity of the Floaters by providing an unconditional and irrevocable commitment on the part of the Liquidity Provider to allow holders to exit their investment at the price they initially paid should a remarketing fail.

e. The Offer is Contingent on the Tender of a Fixed Minimum Number of Shares, and, Perhaps, Subject to the Ceiling of a Fixed Maximum Number to be Purchased

We do not believe that this factor is implicated by the Liquidity Facility. The Liquidity Provider is obligated to purchase any and all Floaters that are tendered but not sold in a failed remarketing, regardless of quantity.

f. The Offer is Open for Only a Limited Period of Time

This factor is also not present in the context of the Liquidity Facility. The Floaters, like other auction or remarketed securities, are remarketed at frequent, and pre-defined, intervals (generally every seven days) and will follow pre-determined procedures. Remarketing generally coincides with the end of each distribution period. The Liquidity Provider's offer to purchase Floaters remains in place for so long as the Liquidity Facility is in place. As noted above, the Liquidity Facility provides for advance notice to holders of Floaters of any impending termination or expiration of the Liquidity Facility so holders of Floaters have ample opportunity to avail themselves of the benefits of the facility prior to its expiration or termination, and if the Liquidity Facility is not renewed all Floaters issued by the affected Trust will be purchased by the Liquidity Provider prior to the expiration or termination of the Liquidity Facility.[68]

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68 See the final bullet point on p. 33 above.

g. The Offerees are Subject to Pressure to Sell Their Securities

This factor is often cited as the "primary characteristic of a tender offer."[69] This factor is in fact often analyzed by an aggregation of the other Wellman Factors, such that if none of the other factors are present then a court may conclude that this seventh factor is also not met.[70] Even courts that have declined to use the eight-factor test have recognized the importance of whether the transaction in question resulted in pressure on offerees to sell their securities.[71] We submit that the Liquidity Facility has exactly the opposite effect -- by ensuring the liquidity of the Floaters, it assures holders that they can sell at any remarketing (which will typically occur every seven days), thus encouraging them to retain their securities by assuring them an exit at the price they initially paid. We would also note that a holder of Floaters sells its securities to the Liquidity Provider only after the holder has tendered into the remarketing. Thus, the holder has *already* made the decision to sell; the Liquidity Provider steps in to effectuate that decision when the market prevented the holder from doing so. The holder of the Floaters is indifferent as to whether the purchaser in the remarketing is the Liquidity Provider or someone else, as the price of purchase in either case is the same. Finally, we note that none of UBS, the issuing Trust nor the Liquidity Provider will take any steps to encourage or discourage holders of Floaters to sell their securities in remarketings and thus potentially trigger the Liquidity Facility. This further demonstrates that the Liquidity Facility does not impose any pressure on holders of Floaters.

h. The Offeror Makes Public Announcements of a Purchasing Program Concerning the Target Company Securities

We submit that this factor is also not present. The Floaters will be sold in a private placement, thus the description of the terms and conditions of the Liquidity Facility will

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69 *See Crane Co., supra,* 511 F. Supp. at 302-03 (and cases cited therein).

70 *See, e.g., Weeden v. Continental Health Affiliates, Inc.,* 713 F. Supp. 396, 403 (N.D. Ga. 1989) (finding that the proposal to purchase target's common stock, which was contained in a letter to target's board of directors and in a press release issued by the offeror, did not set a specific time limit for the offer and was not "contingent on the tender of a fixed number of shares" so the target's shareholders "were not pressured into making hasty decisions"); *Ludlow Corp. v. Tyco Laboratories, Inc.,* 529 F. Supp. 62, 68 (D. Mass. 1981) (finding that purchases of target's stock through private negotiations and on the open market "had none of the pressure-creating characteristics of a tender offer" because the offeror did not seek a specified number of shares, the purchases were not contingent on the purchase of a set minimum or maximum number of shares, shares were not purchased at a premium over the market price and purchase prices were negotiated with the sellers).

71 *See Hanson Trust, supra,* 774 F.2d at 58 (evaluating a questioned transaction in light of the statutory purpose of the Williams Act and concluding that the shareholders "were not 'pressured' to sell their shares by any conduct that the Williams Act was designed to alleviate").

not be publicly disseminated.[72] In addition, the results of any remarketings of Floaters will also be disseminated privately to the holders of those securities. Thus, if a remarketing fails and the Liquidity Facility is utilized, there will be no public announcement of that fact. Instead, purchases by the Liquidity Provider will occur automatically following the failed remarketing, pursuant to the terms described in the private offering memorandum.

We believe that the foregoing analysis of the Wellman Factors supports the conclusion that the operation of the Liquidity Facility should not be deemed to constitute a tender offer for purposes of the application of Regulation 14E.

4. The Liquidity Facility Does not Constitute a Fraudulent, Deceptive or Manipulative Act or Practice

The Liquidity Facility does not constitute a fraudulent, deceptive or manipulative act or practice. Instead, it is designed to protect the holders of Floaters by ensuring liquidity in the event of failed remarketings. The terms and conditions of the Liquidity Facility, as well as the intent of the parties in creating the Facility, will be accurately explained in the private offering memoranda issued by the Trusts in connection with the initial offer and sale of the Floaters and in connection with all subsequent remarketings. In addition, the documentation constituting the Liquidity Facility will be available to holders of Floaters upon request.

5. The Liquidity Facility will be an Inherent Term of the Floaters

In the past, the Staff has granted no-action relief under applicable tender offer rules in situations where the term of a security itself might constitute a tender offer but would not result in any of the abuses that such rules were designed to prevent. For example, relief has been granted with respect to purchases by an issuer of Liquid Yield Option Notes ("LYONs") pursuant to an "option provision" that was embedded in the terms of the LYONs.[73] The option provision gave holders of the LYONs the right to put their securities to the issuer at a specified price and at specified times. Information regarding this feature of the securities was set forth in the registration statement for the LYONs. The Commission found that because the potential tender offer arose from a term of the security itself, investors had adequate information and that investors would not benefit from additional disclosure required by the tender offer rules, as long

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[72] Subsequent offering memoranda will be delivered to holders of Floaters at each remarketing, also on a private basis. There will be no public filings of any offering documentation with the Commission as part of the issuance and sale of the Floaters or the implementation of the subsequent remarketings of those securities.

[73] See *Waste Management, Inc.*, SEC No-Action Letter (Oct. 25, 1988); *Nat'l Medical Enterprises, Inc.*, SEC No-Action Letter (March 3, 1986); *Lomas & Nettleton Financial Corp.*, SEC No-Action Letter (Dec. 26, 1985); *Beverly Enterprises*, SEC No-Action Letter (Dec. 6, 1985); *Merrill Lynch & Co., Inc.*, SEC No-Action Letter (Sept. 2, 1985); *G. Heileman Brewing Co., Inc.*, SEC No-Action Letter (Aug. 25, 1985); *Joseph E. Seagram & Sons, Inc.*, SEC No-Action Letter (Aug. 23, 1985); *Staley Continental, Inc.*, SEC No-Action Letter (June 8, 1985); *Waste Management, Inc.*, SEC No-Action Letter (Apr. 12, 1985).

as the issuer was not encouraging or discouraging holders to put their LYONs to the issuer. Similarly, where the operation of a warrant exercise period might have constituted a tender offer, the Commission has granted an exemption from applicable tender offer rules as long as the issuer did not encourage exercise of the warrants.[74]

The Liquidity Facility is similar to the put right in the LYONs and the exercise right in the warrants in that the Liquidity Facility is an embedded feature of the Floaters that will be fully described in the private offering memoranda issued by the Trusts as part of the offer and sale of the Floaters. In addition, as noted above, none of UBS, the issuing Trust nor the Liquidity Provider will take any steps to encourage or discourage holders of Floaters as to the orders they submit in any remarketings.

6. The Liquidity Facility Involves Considerations that are Not Present in Traditional Tender Offers

In the past, the Staff has provided no-action relief from tender offer rules for certain transactions that may have constituted tender offers but presented considerations that justified the provision of no-action relief. For example, two basic tender offer rules provide that tender offers must remain open for at least 20 business days, and all purchases made pursuant to the offer must be at the same price. However, the Staff has provided no-action relief permitting certain tender offers for nonconvertible, investment grade debt securities to be held open for fewer than 20 business days, or to make payments based on a fixed spread to the price of a benchmark Treasury security on the date of a particular holder's tender (thus resulting in the payment of different amounts to tendering holders) or in some cases both.[75] In these letters, the Staff concluded that the facts and circumstances of the proposed tender offer structure were such that it was not necessary to mandate compliance with these tender offer rules to assure protection of the interests of the investors who would be asked to tender their securities.

We believe that the decisions that will be presented to the holders of Floaters by the remarketing structure (including the presence of the Liquidity Facility) are analogous to the decisions presented to the holders of investment grade non-convertible debt in the structures referred to above, and similarly do not present the potential for the abuses that the tender offer rules were designed to prevent. We describe these considerations in more detail below.

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[74] See *Southmark Corp.*, SEC No-Action Letter (Nov. 17, 1986); *Capital Cities Communications, Inc.*, SEC No-Action Letter (Feb. 3, 1986).

[75] *See, e.g., Times Mirror Co.*, SEC No-Action Letter (Nov. 15, 1994); *Goldman, Sachs & Co.*, SEC No-Action Letter (Dec. 3, 1993); *Merrill Lynch, Pierce, Fenner & Smith Inc.*, SEC No-Action Letter (July 19, 1993); *Salomon Brothers Inc*, SEC No-Action Letter (Oct. 1, 1990); *Shearson Lehman Brothers Inc.*, SEC No-Action Letter (Dec. 3, 1986); *Kidder, Peabody & Co. Inc.*, SEC No-Action Letter (May 5, 1986); *First Boston Corp.*, SEC No-Action Letter (Apr. 17, 1986); *Goldman, Sachs & Co.*, SEC No-Action Letter (March 26, 1986).

a. Floater Investors Will Already Have Adequate Information and Would Not Benefit From the Additional Disclosure Required by Regulation 14E

Included in the description of the terms of the Floaters to be set forth in the private offering memorandum provided to potential purchasers will be disclosure regarding the obligation of the Remarketing Agent to notify the relevant Trust, the Tender Agent and holders of Floaters (through the Tender Agent either directly or through DTCC) of the reset rate by a specified time on the afternoon of the Remarketing Date (currently anticipated to be by approximately 4:30 p.m., New York City time). Additionally. in the event of Non-Clearing Remarketing, the Trustee (either directly or through DTCC), will issue a notice to Floater holders and potential Floater purchasers (and may publish such notice on either the Trustee's or the relevant Trust's website) stating: (1) the Maximum Floater Rate of the relevant series, (2) the percentage of the outstanding Floaters of the relevant series held by the Liquidity Provider; (3) the percentage of the outstanding Floaters of the relevant series purchased by the Liquidity Provider in the remarketing process; and (4) a number of weeks of historical record of the most recent remarketing events, including whether there was a liquidity event during the related periods and the percentage of Floaters purchased by the Liquidity Provider in such remarketings. A private offering memorandum, which will describe all of the material details of the Liquidity Facility, will be delivered on every remarketing date.

b. No Ability to Influence Rate

The holders and potential purchasers of Floaters will continue to receive the distribution rate on the Floaters. Even though the Liquidity Provider will be obligated to participate in the remarketing process with respect to Floaters that it owns as a result of acting as the Liquidity Provider, it can only sell at the rate set by the Remarketing Agent pursuant to the detailed rate setting mechanics set forth in the terms of Floaters, or at the Maximum Rate in the event of a failed remarketing, all in accordance with the terms of the Floaters.

c. Holders of Floaters Will Have the Ability to Revoke Their Tender Notice to Participate in Remarketings

Holders of Floaters who elect to participate in a remarketing will be required to send a Tender Notice the Tender Agent prior to a specified deadline for the remarketing (currently anticipated to be 10:00 a.m., New York City time, on the day of the remarketing). The Tender Notice will contain such information as the number of Floaters to be remarketed. The Tender Notice is revocable by the holder until that tender deadline. In no event will the deadline for revocation of a holder's tender be earlier than one business day prior to the remarketing date.

d. All Payments By the Liquidity Provider With Respect to Floaters are Paid Promptly

The Trusts will retain a Tender Agent that will be responsible for recordkeeping with respect to the Floaters, either directly or through DTCC, and receiving payments from purchasers of Floaters and paying the sellers of Floaters. Within one business day of the remarketing, the Tender Agent will receive proceeds from purchasers of Floaters and remit such proceeds to holders of Floaters that sold Floaters in the remarketing.

The nature of the Floaters, like other auction or remarketed securities, is different from any of the types of securities to which the courts, the Commission and the Staff have applied the tender offer rules. The Liquidity Facility is intended to ensure that all tenders in a remarketing are filled, even when the purchase orders would otherwise be insufficient to fill those tenders. Similarly to the investment grade non-convertible debt no action letters, the Liquidity Facility (i) is available to any and all holders of Floaters, (ii) is designed to afford all holders the opportunity to participate, including dissemination of all the requisite information about the Liquidity Facility in the private offering memoranda, and (iii) is designed to allow all holders of Floaters to participate in any remarketing. Finally, the Liquidity Facility is inherent in the terms of the Floaters. Thus, any purchase of Floaters by the Liquidity Provider is not in anticipation of or in response to another party's offer for the Floaters of a particular series. Thus, we believe that the Liquidity Facility involves fundamentally different considerations than are present in other transactions that are subject to the tender offer rules. Accordingly, we believe that relief from Regulation 14E is appropriate with respect to the Liquidity Facility.

C. Conclusion

For the reasons set forth above, we have requested under the caption "Requested Relief" above your assurance that the Staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action against UBS, the Trusts or the Liquidity Provider (which is currently intended to be UBS AG, Cayman Island Branch) if the offer by the Liquidity Provider to purchase Floaters pursuant to the Liquidity Facility is conducted without complying with Regulation 14E under the Exchange Act.

* * * * * * * * * *

Please feel free to contact me at 212-841-1060 or David B.H. Martin at 202-662-5128 if you have any questions or would like additional information.

Very truly yours,

Bruce C. Bennett